

The First National Bank of Litchfield

2004 ANNUAL REPORT

FIRST LITCHFIELD FINANCIAL CORPORATION AND ITS SUBSIDIARIES

Dear Fellow Shareholders,

I am pleased to report that 2004 was a successful year for your Company. For the twelve months ended December 31, 2004, First Litchfield Financial Corporation and its subsidiary, The First National Bank of Litchfield achieved record earnings and asset levels. Earnings growth has averaged 28% during the last three years.

Consolidated earnings for the year ended December 31, 2004 totaled $3,916,000, up 41% or $1,130,000 from earnings of $2,786,000 for the year ended December 31, 2003. Diluted earnings per share were $1.92 for 2004, which is an increase from 2003 diluted earnings per share of $1.38. Basic earnings per share were $1.94 compared to $1.41 for the previous year. The earnings growth was the result of higher levels of earning assets, and therefore an increase in net interest income, as well as containment of operating expenses. The Company's return on average equity for 2004 was 17%, which was a considerable improvement over the 2003 return of 13%.

Our success during the year was evidenced by the Company's balance sheet as well as its earnings. Total assets as of December 31, 2004 were $424,305,000, which is an increase of $30,534,000 or 8% from year-end 2003 total assets of $393,771,000. Driving the increase in assets was loan growth. Loans totaled $217,028,000, up 14 % from the previous year. We attribute the loan growth to offering a competitive array of products, backed up by good service and quick decisions. The quality of our loan portfolio remains exceptional. Nonperforming assets as of December 31, 2004 totaled $1.6 million which is less than 1% of total loans outstanding. In spite of consumer indifference toward deposit products due to the low interest rate environment, deposits remained close to their previous year levels. While we experienced some erosion from the more price sensitive deposits, much of it was offset by growth in core products, such as demand and savings deposits.

The Trust and Investment Management Services division of the Bank continues to grow. Key to our vision is the role that we can play in providing a coordinated, comprehensive set of financial services to individuals and nonprofit organizations. Toward this end, we have brought our investment management function in-house and are also creating strategic alignments with various specialists in the financial services industry, as well as some of the most respected sources of economic research, stock, bond and mutual fund information available. This combination enables our Trust Department to provide customer resources which are consistent and tailored to individual customer needs. Clients enjoy direct access to our experienced trust, investment, and estate settlement professionals. They deal directly with our portfolio managers and administrative staff right here in Litchfield, which we believe distinguishes us from our competition.



The First National Bank of Litchfield Officers from left to right: Joelene E. Smith, Senior Vice President - Bank Operations; John S. Newton, Senior Vice President & Senior Trust Officer; Joseph J. Greco, President & Chief Executive Officer; Revere H. Ferris, Senior Vice President & Senior Loan Officer and Carroll A. Pereira, Senior Vice President & Chief Financial Officer

As much as we strive to be a community bank, we understand that our customers expect us to offer the same caliber of products and service as our much larger competitors in the financial services industry. During the year, we unveiled our cash management product, e-Business Advantage. This product is geared toward our small business, municipal and nonprofit customers and provides 24-hour online account management, including real-time account monitoring, managing cash flow, collecting and making payments electronically, as well as transferring idle cash – any time, from anywhere. We are pleased with the positive reception this product has received from our customers.

Our earnings performance over the recent past has enabled us to increase the cash dividend to you twice during the last two years. This increase in dividends has also been accompanied by our annual 5% stock dividend. We believe that aligning shareholder returns with Company profitability and sustaining earnings growth, are fundamental to building shareholder value.

I am sad to report the passing of former Chairman, Director, President & CEO, Donald Peck. Mr. Peck had served the Bank and the Company for sixty-nine years, until his retirement from the Board in 1995.

It is with great reluctance that I announce the retirement of Clayton Blick from our Board. Clayton has served as a director of the Bank since 1953 and of the Company since its formation in 1988. The leadership and wisdom he gave to the Bank and Company over the years will be sorely missed. As an acknowledgement of his dedication to our Company, the Board of Directors has bestowed the honorary recognition of Director Emeritus to Mr. Blick.

Finally, I would like to thank the employees and officers of this Company. Together with their enthusiasm and focus, we will continue to build this franchise and increase shareholder value to become the premier community bank in Northwest Connecticut. I would also like to thank our Board of Directors for their insight, guidance and support in 2004.

Sincerely,

Joseph J. Greco
President and Chief Executive Officer



Diluted Earnings per Share
$1.92
$1.38
$1.10
$.96
$.91
2004
2003
2002
2001
2000



Total Assets
$424
$394
$307
(in millions)
$270
$265
2004
2003
2002
2001
2000



Return on Average Equity
17.3%
13.0%
11.3%
10.6%
11.4%
2004
2003
2002
2001
2000

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2004

Or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________________

Commission file number 0-28815

FIRST LITCHFIELD FINANCIAL CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**06-1241321** (I.R.S. Employer Identification No.)
13 North Street, Litchfield, CT (Address of Principal Executive Offices)	**06759** (Zip Code)

Registrant's telephone number, including area code **(860) 567-8752**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Securities registered pursuant to Section 12(g) of the Act:

Common Stock
(Title of Class)

____
(Title of Class)

Indicate by check mark whether the Registrant: (1) has filed all reports to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes[ ] No [X]

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the Registrant's most recently completed second fiscal quarter. $33,663,745

Note. If determining whether a person is an affiliate will involve an unreasonable effort and expense, the issuer may calculate the aggregate market value of the common equity held by non-affiliates on the basis of reasonable assumptions, if the assumptions are stated.

APPLICABLE ONLY TO CORPORATE REGISTRANTS

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date.
March 2, 2005 - 2,027,295

DOCUMENTS INCORPORATED BY REFERENCE

PART III. Portions of the Definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 18, 2005.

TABLE OF CONTENTS

PART I

ITEM 1 – BUSINESS

Business of the Company

First Litchfield Financial Corporation, a Delaware corporation (the "Company") is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The Company was formed in 1988 and has one banking subsidiary, The First National Bank of Litchfield (the "Bank"), a national banking association organized under the laws of the United States. The Bank and its predecessors have been in existence since 1814. The principal executive office of the Company is located at 13 North Street, Litchfield, CT 06759, and the telephone number is (860) 567-8752. The Company owns all of the outstanding shares of the Bank. The Bank has two subsidiaries, Lincoln Corporation and Litchfield Mortgage Service Corporation, which are Connecticut corporations. The purpose of Lincoln Corporation is to hold property such as real estate, personal property, securities, or other assets, acquired by the Bank through foreclosure or otherwise to compromise a doubtful claim or collect a debt previously contracted. The purpose of Litchfield Mortgage Service Corporation is to operate as a passive investment company in accordance with Connecticut law. On June 26, 2003, the Company formed First Litchfield Statutory Trust I for the purpose of issuing trust preferred securities and investing the proceeds in subordinated debentures issued by the Company, and on June 26, 2003, the first series of trust preferred securities were issued.

The Bank engages in a wide range of commercial and personal banking activities, including accepting demand deposits (including Money Market Accounts), accepting savings and time deposit accounts, making secured and unsecured loans to corporations, individuals, and others, issuing letters of credit, originating mortgage loans, and providing personal and corporate trust services. The business of the Bank is not significantly affected by seasonal factors.

The Bank's lending services include commercial, real estate, and consumer installment loans. Revenues from the Bank's lending activities constitute the largest component of the Bank's operating revenues. The loan portfolio constitutes the major earning asset of the Bank and offers the best alternative for maximizing interest spread above the cost of funds. The Bank's loan personnel have the authority to extend credit under guidelines established and approved by the Board of Directors. Any aggregate credit, which exceeds the authority of the loan officer, is forwarded to the loan committee for approval. The loan committee is composed of various experienced loan officers and Bank directors. All aggregate credits that exceed the loan committee's lending authority are presented to the full Board of Directors for ultimate approval or denial. The loan committee not only acts as an approval body to ensure consistent application of the Bank's loan policy, but also provides valuable insight through communication and pooling of knowledge, judgment, and experience of its members.

The Bank's primary lending area generally includes towns located in Litchfield County.

The Bank's Trust Department provides a wide range of personal and corporate trust and trust-related services, including serving as executor of estates, as trustee under testamentary and intervivos trusts and various pension and other employee benefit plans, as guardian of the estates of minors and incompetents, and as escrow agent under various agreements.

The Bank introduces new products and services as permitted by the regulatory authorities or desired by the public. The Bank remains committed to meeting the challenges that require technology. In addition to providing its customers with access to the latest technological products, such as telephone banking, which allows customers to handle routine transactions using a standard touch tone telephone, the Bank is accessible via a home page on the Internet (www.fnbl.com). The Bank also offers PC banking and bill paying via the Internet at its Website. During the year, the Bank unveiled its cash management product; *e-Business Advantage*. This product is geared toward small businesses, municipal and nonprofit customers and provides 24-hour online account management including real-time account monitoring, managing cash flow, collecting and making payments electronically, as well as transferring idle cash.

Competition

In Connecticut generally, and in the Bank's primary service area specifically, there is intense competition in the commercial banking industry. The Bank's market area consists principally of towns located in Litchfield County, although the Bank also competes with other financial institutions in surrounding counties in Connecticut in obtaining deposits and providing many types of financial services. The Bank competes with larger regional banks for the business of companies located in the Bank's market area. The Bank also competes with savings and loan associations, credit unions, finance companies, personal loan companies, money market funds and other non-depository financial intermediaries. Many of these financial institutions have resources many times greater than those of the Bank. In addition, new financial intermediaries such as money-market mutual funds and large retailers are not subject to the same regulations and laws that govern the operation of traditional depository institutions.

Changes in federal and state law have resulted in, and are expected to continue to result in, increased competition. The reductions in legal barriers to the acquisition of banks by out-of-state bank holding companies resulting from implementation of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and other recent and proposed changes are expected to continue to further stimulate competition in the markets in which the Bank operates, although it is not possible to predict the extent or timing of such increased competition.

Lending Activities

The Bank's lending policy is designed to correspond with its mission of remaining a community-oriented bank. The loan policy sets forth accountability for lending functions in addition to standardizing the underwriting, credit and documentation procedures. The Bank's target market regarding lending is in the towns in which a Bank office is located and contiguous towns. The typical loan customer is an individual or small business, which has a deposit relationship with the Bank. The Bank strives to provide an appropriate mix in its loan portfolio of commercial loans and loans to individual consumers.

Loan Portfolio

The Bank's loan portfolio at December 31, 2004 - 2000 was comprised of the following categories:

	(Dollar Amounts in Thousands) December 31,				
	2004	2003	2002	2001	2000
Commercial	$ 17,911	$ 20,754	$ 10,531	$ 7,153	$ 8,136
Real Estate					
Construction	11,597	9,228	9,994	5,348	5,427
Residential	148,662	126,317	123,393	123,684	119,215
Commercial	33,655	27,022	30,536	26,791	25,437
Installment	6,315	8,057	14,272	22,391	32,275
Others	80	86	51	367	476
Total Loans	$ 218,220	$ 191,464	$ 188,777	$ 185,734	$ 190,966

The following table reflects the maturity and sensitivities of the Bank's loan portfolio at December 31, 2004.

	(Dollar Amounts in Thousands)			
	One Year or less	After one year through five years	Due after five years	Total loans
Commercial	$ 11,802	$ 3,974	$ 2,135	$ 17,911
Real Estate				
Construction	2,748	5,544	3,305	11,597
Residential	39,336	19,599	89,727	148,662
Commercial	2,595	6,898	24,162	33,655
Installment	2,141	2,194	1,980	6,315
Others	-	-	80	80
Total Loans	$ 58,622	$ 38,209	$ 121,389	$ 218,220

At December 31, 2004 loans maturing after one year included approximately: $110,051,000 in fixed rate loans; and $49,547,000 in variable rate loans.

Investment Securities

The primary objectives of the Bank's investment policy are to provide a stable source of interest income, to provide adequate liquidity necessary to meet short and long-term changes in the mix of its assets and liabilities, to provide a means to achieve goals set forth in the Bank's interest rate risk policy and to provide a balance of quality and diversification to its assets. The available-for-sale portion of the investment portfolio is expected to provide funds when demand for acceptable loans increases and is expected to absorb funds when loan demand decreases.

At December 31, 2004 the carrying value of the Bank's investment portfolio was $173,864,701 or 41% of total assets. There were no Federal Funds Sold as of December 31, 2004.

The table below presents the amortized cost and fair values of investment securities held by the Bank at December 31, 2004 and 2003.

	(Dollar Amounts in Thousands)			
	2004		2003	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-sale	$ 175,646	$ 173,794	$ 171,214	$ 171,047
Held-to-maturity	71	70	118	119
	$ 175,717	$ 173,864	$ 171,332	$ 171,166

The following tables present the maturity distribution of investment securities at December 31, 2004, and the weighted average yields of such securities. The weighted average yields were calculated based on the amortized cost and tax-effective yields to maturity of each security.

(Dollar Amounts in Thousands)

	One Year Or Less	Over One Through Five Years	Over Five Through Ten Years	Over Ten Years	No Maturity	Total	Weighted Average Yield
Held-to-maturity							
Mortgage-Backed Securities	$ 27	$ 44	$ -	-	-	$ 71	6.87%
Weighted Average Yield	7.49%	6.50%	-	-	-	6.87%	-
Available-for-sale (1)							
U.S. Agencies and Corporations	$ 1,999	$ 3,293	$ 33,994	$ 9,969	-	$49,255	4.30%
State and Municipal & Other	-	-	1,635	19,452	2,000	23,087	3.78%
Mortgage-Backed Securities	27,432	69,984	4,615	1,273	-	103,304	4.12%
Total	$ 29,431	$ 73,277	$ 40,244	$ 30,694	2,000	$ 175,646	4.12%
Weighted Average Yield	3.94%	4.04%	4.23%	4.29%	4.00%	4.12%	-
Total Portfolio	$ 29,458	$ 73,321	$ 40,244	$ 30,694	2,000	$ 175,717	4.12%
Total Weighted Average Yield	3.94%	4.04%	4.23%	4.29%	4.00%	4.12%	-

(1) Dollars shown at amortized cost amounts.

Deposits

The following table summarizes average deposits and interest rates of the Bank for the years ended December 31, 2004, 2003 and 2002.

	2004		2003		2002	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Non-interest bearing demand deposits	$ 54,333	-	$ 46,200	-	$ 40,402	-
Money market deposits	106,266	1.17%	92,691	1.40%	68,269	2.04%
Savings deposits	56,174	.27%	50,750	.67%	42,785	1.12%
Time deposits	89,530	2.51%	99,491	3.06%	107,987	4.18%
Total deposits	$ 306,303	1.19%	$ 289,132	1.62%	$ 259,443	2.46%

Fixed rate certificates of deposit in amounts of $100,000 or more at December 31, 2004 are scheduled to mature as follows:

(Dollar Amounts in Thousands)	
Three months or less	$ 9,546
Over three, through six months	3,505
Over six, through twelve months	3,496
Over twelve months	9,277
Total	$ 25,824

Return on Equity and Assets

The following table summarizes various operating ratios of the Company for the past three years:

	Years ended December 31,		
	2004	2003	2002
Return on average total assets (net income divided by average total assets)	.93%	.80%	.73%
Return on average shareholders' equity (net income divided by average shareholders' equity)	17.33	13.02	11.29
Equity to assets (average shareholders' equity as a percent of average total assets)	5.34	6.18	6.45
Dividend payout ratio	25.10	27.63	31.06

Asset/Liability Management

A principal objective of the Bank is to reduce and manage the exposure of changes in interest rates on its results of operations and to maintain an approximate balance between the interest rate sensitivity of its assets and liabilities within acceptable limits. While interest-rate risk is a normal part of the commercial banking activity, the Bank desires to minimize its effect upon operating results. Managing the rate sensitivity embedded in the balance sheet can be accomplished in several ways. By managing the origination of new assets and liabilities, or the rollover of the existing balance sheet assets, incremental change towards the desired sensitivity position can be achieved. Hedging activities, such as the use of interest rate caps, can be utilized to create immediate change in the sensitivity position.

The Bank monitors the relationship between interest earning assets and interest bearing liabilities by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring the Bank's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-bearing liabilities maturing or repricing and the amount of interest-earning assets maturing or repricing for the same period of time. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income, while a negative gap would tend to increase net interest income. During a period of rising interest rates, a positive gap would tend to increase net interest income, while a negative gap would tend to adversely affect net interest income.

The information presented in the interest sensitivity table is based upon a combination of maturities, call provisions, repricing frequencies, prepayment patterns and Management judgment. The distribution of variable rate assets and liabilities is based upon the repricing interval of the instrument. Management estimates that less than 20% of savings products are sensitive to interest rate changes based upon analysis of historic and industry data for these types of accounts.

The following table summarizes the repricing schedule for the Bank's assets and liabilities and provides an analysis of the Bank's periodic and cumulative GAP positions.

	(Dollar Amounts in Thousands) As of December 31, 2004 Repriced Within			
	Under 3 Months	4 to 12 Months	1 to 5 Years	Over 5 Years
Securities available-for-sale	$ 6,926	$ 28,679	$ 83,915	$ 56,126
Securities held-to-maturity	13	43	15	-
Loan Portfolio	61,389	22,475	57,670	76,686
Other	-	-	-	3,459
Total interest earning assets	68,328	51,197	141,600	136,271
Interest-bearing liabilities				
Money Market	12,724	16,954	68,908	-
Savings	2,897	8,690	46,347	-
Time	23,282	30,284	32,352	-
Total interest-bearing deposits	38,903	55,928	147,607	-
Borrowed funds	20,011	18,910	57,700	-
Total interest-bearing liabilities	58,914	74,838	205,307	-
Periodic gap	$ 9,414	$ (23,641)	$(63,707)	$ 136,271
Cumulative gap	$ 9,414	$ (14,227)	$(77,934)	$ 58,337
Cumulative gap as a percentage of total earning assets	2.37%	(3.58)%	(19.61)%	14.68%

Supervision and Regulation

The Bank is chartered under the National Bank Act and is subject to the supervision of, and is regularly examined by, the Office of the Comptroller of the Currency (the "OCC") and the Federal Deposit Insurance Corporation ("FDIC").

The Company is a bank holding company within the meaning of the Bank Holding Company Act ("BHC Act"), is registered as such with and is subject to the supervision of , and the Bank Holding Company laws, of the Federal Reserve Board ("FRB"). The Company, as a bank holding company, is also subject to the Connecticut Bank Holding Company laws. Certain legislation and regulations affecting the business of the Company and the Bank are discussed below.

General

As a bank holding company, the Company is subject to the BHC Act. The Company reports to, registers with, and is examined by the FRB. The FRB also has the authority to examine the Company's subsidiaries, which includes the Bank.

The FRB requires the Company to maintain certain levels of capital. See "Capital Standards" herein. The FRB also has the authority to take enforcement action against any bank holding company that commits any unsafe or unsound practice, violates certain laws, regulations, or conditions imposed in writing by the FRB. See "Prompt Corrective Action and Other Enforcement Mechanisms" herein.

Under the BHC Act, a company generally must obtain the prior approval of the FRB before it exercises a controlling influence over, or acquires, directly or indirectly, more than 5% of the voting shares or substantially all of the assets of, any bank or bank holding company. Thus, the Company is required to obtain the prior approval of the FRB before it acquires merges or consolidates with any bank, or bank holding company. Any company seeking to acquire, merge or consolidate with the Company also would be required to obtain the FRB's approval.

The FRB generally prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company's financial position. The FRB's policy is that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition.

Transactions between the Company, the Bank and any future subsidiaries of the Company are subject to a number of other restrictions. FRB policies forbid the payment by bank subsidiaries of management fees, which are unreasonable in amount or exceed the fair market value of the services rendered (or, if no market exists, actual costs plus a reasonable profit). Additionally, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit, sale or lease of property, or furnishing of services. Subject to certain limitations, depository institution subsidiaries of bank holding companies may extend credit to, invest in the securities of, purchase assets from, or issue a guarantee, acceptance, or letter of credit on behalf of, an affiliate, provided that the aggregate of such transactions with affiliates may not exceed 10% of the capital stock and surplus of the institution, and the aggregate of such transactions with all affiliates may not exceed 20% of the capital stock and surplus of such institution. The Company may only borrow from depository institution subsidiaries if the loan is secured by marketable obligations with a value of a designated amount in excess of the loan. Further, the Company may not sell a low-quality asset to a depository institution subsidiary.

Capital Standards

The FRB, OCC and other federal banking agencies have risk-based capital adequacy guidelines intended to provide a measure of capital adequacy that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets, and transactions, such as letters of credit and recourse arrangements, which are reported as off- balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. government securities, to 100% for assets with relatively higher credit risk, such as business loans.

A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk-adjusted assets and off-balance sheet items. The regulators measure risk-adjusted assets and off-balance sheet items against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. Tier 1 capital consists of common stock, retained earnings, noncumulative perpetual preferred stock and minority interests in certain subsidiaries, less most other intangible assets. Tier 2 capital may consist of limited amounts of the allowance for loan losses, unrealized gains on equity securities and certain other instruments with some characteristics of equity. The inclusion of elements of Tier 2 capital are subject to certain other requirements and limitations of the federal banking agencies. The federal banking agencies require a minimum ratio of qualifying total capital to risk-adjusted assets and off-balance sheet items of 8%, and a minimum ratio of Tier 1 capital to risk-adjusted assets and off-balance sheet items of 4%.

In addition to the risk-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets is 3%. It is improbable; however, that an institution with a 3% leverage ratio would receive the highest rating by the regulators since a strong capital position is a significant part of the regulators' rating. For all banking organizations not rated in the highest category, the minimum leverage ratio is at least 100 to 200 basis points above the 3% minimum. Thus, the effective minimum leverage ratio, for all practical purposes, is at least 4% or 5%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

The following table presents the capital ratios for the Company and the Bank as of December 31, 2004:

	The Company's Ratio	The Bank's Ratio	Minimum Regulatory Capital Level
RISK-BASED CAPITAL RATIO:			
Total Capital	14.91%	13.70%	8%
Tier 1 Capital	14.30%	13.09%	4%
TIER 1 LEVERAGE CAPITAL RATIO:	7.61%	6.95%	4%

Prompt Corrective Action and Other Enforcement Mechanisms

Each federal banking agency is required to take prompt corrective action to resolve the problems of insured depository institutions, including but not limited to those that fall below one or more of the prescribed minimum capital ratios. The law requires each federal banking agency to promulgate regulations defining the following five categories in which an insured depository institution will be placed, based on the level of its capital ratios: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

An insured depository institution generally is classified in the following categories based on capital measures indicated below:

"Well-Capitalized":

Total risk-based capital of 10% or more;
Tier 1 risk-based ratio capital of 6% or more; and
Leverage ratio of 5% or more.

"Adequately Capitalized":

Total risk-based capital of at least 8%;
Tier 1 risk-based capital of at least 4%; and
Leverage ratio of at least 4%.

"Undercapitalized":

Total risk-based capital less than 8%
Tier 1 risk-based capital less than 4%; or
Leverage ratio less than 4%.

"Significantly Undercapitalized":

Total risk-based capital less than 6%
Tier 1 risk-based capital less than 3%; or
Leverage ratio less than 3%.

"Critically Undercapitalized":

Tangible equity to total assets less than 2%.

An institution that, based upon its capital levels, is classified as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or an unsafe or unsound practice warrants such treatment. At each successive lower capital category, an insured depository institution is subject to more restrictions. The federal banking agencies, however, may not treat an institution as "critically undercapitalized" unless its capital ratio actually warrants such treatment. If an insured depository institution is undercapitalized, it will be closely monitored by the appropriate federal banking agency. Undercapitalized institutions must submit an acceptable capital restoration plan with a guarantee of performance issued by the holding company. Further restrictions and sanctions are required to be imposed on insured depository institutions that are critically undercapitalized. The most important additional measure is that the appropriate federal banking agency is required to either appoint a receiver for the institution within 90 days or obtain the concurrence of the FDIC in another form of action. In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions may include the imposition of a conservator or receiver, the issuance of a cease-and-desist order that can be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders based upon a prima facie showing by the agency that such relief is appropriate. Additionally, a holding company's inability to serve as a source of strength to its subsidiary banking organizations could serve as an additional basis for a regulatory action against the holding company. The Bank is classified as "well-capitalized" under the above guidelines.

Safety and Soundness Standards

The federal banking agencies have established safety and soundness standards for insured financial institutions covering (1) internal controls, information systems and internal audit systems; (2) loan documentation; (3) credit underwriting; (4) interest rate exposure; (5) asset growth; (6) compensation, fees and benefits; (7) asset quality and earnings; (8) excessive compensation for executive officers, directors or principal shareholders which could lead to material financial loss, and (9) information security standards. If an agency determines that an institution fails to meet any standard established by the guidelines, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency must require the institution to correct the deficiency.

Restrictions on Dividends and Other Distributions

The power of the board of directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions which limit the amount available for such distribution depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions. Federal Law prohibits insured depository institutions from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions, including dividends, if, after such transaction, the institution would be undercapitalized.

The Company's ability to pay dividends depends in large part on the ability of the Bank to pay dividends to the Company. The ability of the bank to pay dividends is subject to restrictions set forth in the National Banking Act and regulations of the OCC. See "Market Price for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" herein.

Additionally, a bank may not make any capital distribution, including the payment of dividends, if, after making such distribution, the bank would be in any of the "under- capitalized" categories under the OCC's Prompt Corrective Action regulations.

The OCC also has the authority to prohibit the Bank from engaging in business practices, which the OCC considers to be unsafe or unsound. It is possible, depending upon the financial condition of a bank and other factors, that the OCC could assert that the payment of dividends or other payments in some circumstances might be such an unsafe or unsound practice and thereby prohibit such payment.

FDIC Insurance

The Bank's deposits are insured through the Bank Insurance Fund of the FDIC up to a maximum of $100,000 per separately insured depositor.

Inter-Company Borrowings

Bank holding companies are also restricted as to the extent to which they and their subsidiaries can borrow or otherwise obtain credit from one another or engage in certain other transactions. The "covered transactions" that an insured depository institution and its subsidiaries are permitted to engage in with their nondepository affiliates are limited to the following amounts: (1) in the case of any one such affiliate, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 10% of the capital stock and the surplus of the insured depository institution; and (2) in the case of all affiliates, the aggregate amount of covered transactions of the insured depository institution and its subsidiaries cannot exceed 20% of the capital stock and surplus of the insured depository institution. In addition, extensions of credit that constitute covered transactions must be collateralized in prescribed amounts. "Covered transactions" are defined by statute to include a loan or extension of credit to the affiliate, a purchase of securities issued by an affiliate, a purchase of assets from the affiliate (unless otherwise exempted by the FRB), the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, acceptance, or letter of credit for the benefit of an affiliate. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

Effects of Government Policy

Legislation adopted in recent years has substantially increased the scope of regulations applicable to the Bank and the Company and the scope of regulatory supervisory authority and enforcement power over the Bank and the Company.

Virtually every aspect of the Bank's business is subject to regulation with respect to such matters as the amount of reserves that must be established against various deposits, the establishment of branches, reorganizations, nonbanking activities and other operations. Numerous laws and regulations also set forth special restrictions and procedural requirements with respect to the extension of credit, credit practices, the disclosure of credit terms and discrimination in credit transactions.

The descriptions of the statutory provisions and regulations applicable to banks and bank holding companies set forth above do not purport to be a complete description of such statutes and regulations and their effects on the Bank and the Company. Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any changes and the impact such changes might have on the Bank and the Company are difficult to determine.

The *Gramm-Leach-Bliley Financial Services Modernization Act of 1999*, provides bank holding companies, banks, securities firms, insurance companies, and investment management firms the option of engaging in a broad range of financial and related activities by opting to become a "financial holding company." These holding companies are subject to oversight by the FRB, in addition to other regulatory agencies. Under the financial holding company structure, banks have the ability to purchase or establish broker/dealer subsidiaries, as well as the option to purchase insurance companies. Additionally, securities and insurance firms are permitted to purchase full-service banks.

As a general rule, the individual entities within a financial holding company structure are regulated according to the type of services provided which is referred to as functional regulation. Under this approach, a financial holding company with banking, securities, and insurance subsidiaries will have to deal with several regulatory agencies (e.g., appropriate banking agency, SEC, state insurance commissioner). A financial holding company that is itself an insurance provider is subject to FRB oversight, as well as to regulation by the appropriate state insurance commissioner. Broker/dealer and insurance firms electing to become financial holding companies are subject to FRB regulation.

The impact that Gramm-Leach-Bliley Act is likely to have on the Bank and the Company remains difficult to predict. To date the impact has been minimal. While the Act facilitates the ability of financial institutions to offer a wide range of financial services, large financial institutions appear to be the beneficiaries as a result of this Act because many community banks are less able to devote the capital and management resources needed to facilitate broad expansion of financial services.

The Sarbanes-Oxley Act of 2002

In July, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The purpose of the Sarbanes-Oxley Act is to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, and for other purposes.

The Sarbanes-Oxley Act amends the Securities Exchange Act of 1934 to prohibit a registered public accounting firm from performing specified nonaudit services contemporaneously with a mandatory audit. The Sarbanes-Oxley Act also vests the audit committee of an issuer with responsibility for the appointment, compensation, and oversight of any registered public accounting firm employed to perform audit services. It requires each committee member to be a member of the board of directors of the issuer, and to be otherwise independent. The Sarbanes-Oxley Act further requires the chief executive officer and chief financial officer of an issuer to make certain certifications as to each annual or quarterly report.

In addition, the Sarbanes-Oxley Act requires officers to forfeit certain bonuses and profits under certain circumstances. Specifically, if an issuer is required to prepare an accounting restatement due to the material noncompliance of the issuer as a result of misconduct with any financial reporting requirements under the securities laws, the chief executive officer and chief financial officer of the issuer shall be required to reimburse the issuer for (1) any bonus or other incentive-based or equity based compensation reccived by that person from the issuer during the 12-month period following the first public issuance or filing with the SEC of the financial document embodying such financial reporting requirement; and (2) any profits realized from the sale of securities of the issuer during that 12-monh period.

The Sarbanes-Oxley Act also instructs the SEC to require by rule:

- disclosure of all material off-balance sheet transactions and relationship that may have a material effect upon the financial status of an issuer; and
- the presentation of pro forma financial information in a manner that is not misleading, and which is reconcilable with the financial condition of the issuer under generally accepted accounting principles.

The Sarbanes-Oxley Act also prohibits insider transactions in the Company's stock during a lock out period of Company's pension plans, and any profits of such insider transactions are to be disgorged. In addition, there is a prohibition of company loans to its executives, except in certain circumstances. The Sarbanes-Oxley Act also provides for mandated internal control report and assessment with the annual report and an attestation and a report on such report by Company's auditor. These reports would have been initially required for the Company's year ending December 31, 2005. On March 2, 2005, the Commission extended the original Section 404 compliance dates for all issuers in February 2004 (see Release No. 33-8392). Under the latest extension, a company that is not required to file its annual and quarterly reports on an accelerated basis (non-accelerated filer) and a foreign private issuer filing its annual reports on Form 20-F or 40-F, must begin to comply with the internal control over financial reporting requirements for its first fiscal year ending on or after July 15, 2006. This is a one-year extension from the previously established July 15, 2005, compliance date for non-accelerated filers and foreign private issuers. The Commission similarly has extended the compliance date for these companies relating to requirements regarding evaluation of internal control over financial reporting and management certification requirements. The SEC also requires an issuer to institute a code of ethics for senior financial officers of the company. Furthermore, the Sarbanes-Oxley Act adds a criminal penalty of fines and imprisonment of up to 10 years for securities fraud.

The USA Patriot Act

The terrorist attacks in September, 2001 have impacted the financial services industry and led to federal legislation that attempts to address certain issues involving financial institutions. On October 26, 2001, President Bush signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

Part of the USA Patriot Act is the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 ("IMLA"). IMLA authorizes the Secretary of the Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to banks, bank holding companies, an/or other financial institutions. These measures may include enhanced recordkeeping and reporting requirements for certain financial transactions that are of primary money laundering concern, due diligence requirements concerning the beneficial ownership of certain types of accounts, and restrictions or prohibitions on certain types of accounts with foreign financial institutions.

Among its other provisions, IMLA requires each financial institution to: (i) establish an anti-money laundering program; (ii) establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving foreign individuals and certain foreign banks; and (iii) avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign bank that does not have a physical presence in any country. In addition, IMLA contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities. IMLA expands the circumstances under which funds in a bank account may be forfeited and requires covered financial institutions to respond under certain circumstances to requests for information from federal banking agencies within 120 hours. IMLA also amends the BHCA and the Bank Merger Act to require the federal banking agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing an application under these acts.

Impact of Monetary Policies

Banking is a business, which depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and other borrowings, and the interest rate earned by a bank on loans, securities and other interest-earning assets comprises the major source of banks' earnings. Thus, the earnings and growth of banks are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the FRB. The FRB implements national monetary policy, such as seeking to curb inflation and combat recession, by its open-market dealings in United States government securities, by adjusting the required level of reserves for financial institutions subject to reserve requirements and through adjustments to the discount rate applicable to borrowings by banks which are members of the FRB. The actions of the FRB in these areas influence the growth of bank loans, investments and deposits and also affect interest rates. The nature and timing of any future changes in such policies and their impact on the Company cannot be predicted. In addition, adverse economic conditions could make a higher provision for loan losses a prudent course and could cause higher loan loss charge-offs, thus adversely affecting the Bank's net earnings.

Employees

The Company, the Bank and its subsidiaries employ 89 full-time employees and 10 part-time employees. Neither the Company nor the Bank are parties to any collective bargaining agreements, and employee relations are considered good.

Forward Looking Statements

This Form 10-K and future filings made by the Company with the Securities and Exchange Commission, as well as other filings, reports and press releases made or issued by the Company and the Bank, and oral statements made by executive officers of the Company and Bank, may include forward-looking statements relating to such matters as (a) assumptions concerning future economic and business conditions and their effect on the economy in general and on the markets in which the Company and the Bank do business, and (b) expectations for increased revenues and earnings for the Company and Bank through growth resulting from acquisitions, attraction of new deposit and loan customers and the introduction of new products and services. Such forward-looking statements are based on assumptions rather than historical or current facts and, therefore, are inherently uncertain and subject to risk. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

The Company notes that a variety of factors could cause the actual results or experience to differ materially from the anticipated results or other expectations described or implied by such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of the Company's and Bank's business include the following: (a) the risk of adverse changes in business conditions in the banking industry generally and in the specific markets in which the Bank operates; (b) changes in the legislative and regulatory environment that negatively impact the Company and Bank through increased operating expenses; (c) increased competition from other financial and non-financial institutions (d) the impact of technological advances; and (e) other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

ITEM 2 -- PROPERTIES

The Company is not the owner or lessee of any properties. The properties described below are properties owned or leased by the Bank.

The Bank's main office is located at 13 North Street, Litchfield, Connecticut. In addition to the Bank's main office in Litchfield, the Bank has branches in Marble Dale, Washington Depot, Goshen, Roxbury and Torrington, Connecticut.

During the year ended December 31, 2004, the net rental expenses paid by the Bank for all of its office properties were approximately $151,000. All properties are considered to be in good condition and adequate for the purposes for which they are used. The following table outlines all owned or leased property of the Bank, but does not include Other Real Estate Owned.

Location	Address	Owned Leased	Lease Expiration
Main Office	13 North Street Litchfield, CT	Owned since 1816	
Marble Dale	Route 202 Marble Dale, CT	Leased	2005 with one 3 year extension
Washington Depot	Bryan Plaza Washington Depot, CT	Owned since 1959	
Goshen	Routes 4 & 63 Goshen, CT	Owned since 1989	
Roxbury	Route 67 Roxbury, CT	Leased	2009 with one 5 year extension
Torrington	990 Torringford Street Torrington, CT	Leased	2006 with one 5 year extension
Trust Department	40 West Street Old Borough Firehouse Litchfield, CT	Owned since 1996	
Accounting Department	15 Meadow Street Litchfield, CT	Leased	2005
Torrington, North	397 Main Street Torrington, CT	Leased	2007 with option to purchase

ITEM 3 -- LEGAL PROCEEDINGS

Neither the Company nor the Bank (or any of their properties) are the subject of any material pending legal proceedings other than routine litigation that is incidental to their business with the possible exception of the following matter.

On September 9, 2003, the Bank commenced an action in Superior Court for the Judicial District of Litchfield, Connecticut in a matter captioned "The First National Bank of Litchfield v. Theresa Sullivan and John Sullivan: CV-03-0091476-S" in an effort to collect principal and past due interest due on two (2) loans, which the Bank extended several years earlier and upon which the Borrowers had defaulted. The aggregate principal balance outstanding on the two (2) loans was approximately $135,000. The Borrowers, who represent themselves as pro se litigants in the proceeding, counterclaimed against the Bank alleging that the Bank, through current and former employees, engaged in conduct in violation of covenants of good faith and fair dealing pursuant to both common law and Connecticut statutes, that the Bank's conduct constitutes a violation of the Connecticut Uniform Trade Practices Act. The Borrowers seek a variety of unspecified damages including money damages, interest, punitive damages, and "such other and further relief as the Court deems fair and just."

The Bank is conducting discovery with respect to the merits of the underlying action and counterclaim. While the outcome of such litigation is unresolved, it is not expected to have any material adverse effect upon the financial statements of the Company.

ITEM 4 -- SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of 2004, no matter was submitted to a vote of Shareholders of the Company.

PART II

ITEM 5 -- MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price

The Company's Common Stock is traded on the Over the Counter ("OTC") Bulletin Board under the symbol FLFL. As of March 3, 2005, there were 2,027,295 shares issued and outstanding, which were held by approximately 437 shareholders.

The following information, provided by Oppenheimer and Co., sets forth transactions in the Company's Common Stock of each quarter of the two most recently completed fiscal years:

2003	High/Low	
First Quarter................	$14.51	$13.61
Second Quarter.............	16.00	14.10
Third Quarter...............	18.10	14.72
Fourth Quarter..............	22.70	17.67

2004	High/Low	
First Quarter................	$25.00	$20.40
Second Quarter.............	25.00	22.25
Third Quarter...............	27.50	22.15
Fourth Quarter..............	32.00	27.10

In December 2004, the Company's Board of Directors approved a 120,000 share Common Stock buyback program. As of March 3, 2005, the Company had not redeemed any outstanding Common Stock in connection with this program.

Dividends

All shares of the Company's Common Stock are entitled to participate equally and ratably in such dividends as may be declared by the Board of Directors out of funds legally available therefore. During 2002, 2003 and 2004, the Company declared cash dividends of 40 cents per share, 42 cents per share and 50 cents per share, respectively. During 2002, 2003 and 2004 the Company declared stock dividends of 5.00%.

The Company's ability to pay dividends is limited by the prudent banking principles applicable to all bank holding companies and by the provisions of Delaware Corporate law, which provides that a company may, unless otherwise restricted by its certificate of incorporation, pay dividends in cash, property or shares of capital stock out of surplus or, if no surplus exists, out of net profits for the fiscal year in which declared or out of net profits for the preceding fiscal year (provided that such payment will not reduce the company's capital below the amount of capital represented by classes of stock having a preference upon distributions of assets).

As a practical matter, the Company's ability to pay dividends is generally limited by the Bank's ability to dividend funds to the Company. As a national bank, the declaration and payment of dividends by the Bank must be in accordance with the National Bank Act. More specifically, applicable law provides that the Board of Directors may declare quarterly, semiannual and annual dividends so long as the Bank carries at least ten percent (10%) of its net profits for the preceding half year in its surplus fund, and, in the case of annual dividends, has carried not less than one-tenth of its net profits of the preceding two consecutive half year periods in its surplus fund. National banks are required to obtain the approval of the Office of the Comptroller of the Currency if the total dividends declared by it in any calendar year exceed the total of its net profits for that year combined with any retained net profits of the preceding two years less any required transfers. In addition to such statutory requirements, the payment of an excessive dividend which would deplete a bank's capital base to an inadequate level could be considered to be an unsafe or unsound banking practice and be a basis for supervisory action by the Office of the Comptroller of the Currency. As of December 31, 2004, approximately $6,789,000, of the undistributed net income of the Bank was theoretically available for distribution to the Company as dividends. However, the ability of the Bank to declare and pay such dividends would be subject to safe and sound banking practices.

Recent Sales of Unregistered Securities

In the past three years, there have been no sales of unregistered securities.

Securities Authorized for Issuance under Equity Compensation Plans

The following schedule provides information with respect to compensation plans under which equity securities are authorized for issuance as of December 31, 2004:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	36,769	$10.46	N/A
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	36,769	$10.46	N/A

ITEM 6 -- SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and the notes thereto and the other information contained in this Form 10-K. The selected balance sheet and income statement data as of and for the years ended December 31, 2004, 2003 and 2002 are derived from, and are qualified by reference to, the audited consolidated financial statements of the Company appearing elsewhere in this Form 10-K. The balance sheet data as of December 31, 2002, 2001 and 2000, and income statement data for the years ended December 31, 2001, and 2000, are derived from audited consolidated financial statements of the Company not included herein.

	At or For the Year Ended December 31,				
	2004	2003	2002	2001	2000
Income Statement Data					
Interest Income	$ 19,809,236	$ 16,609,791	$ 16,565,818	$ 17,134,418	$ 18,679,707
Interest Expense	6,216,042	5,788,062	7,056,830	8,342,466	9,659,057
Net Interest Income	13,593,194	10,821,729	9,508,988	8,791,952	9,020,650
Other Income	2,432,094	2,643,623	2,406,363	2,242,073	1,874,700
Noninterest Expense	10,228,091	9,497,832	8,825,163	8,193,263	8,092,630
Income Before Income Taxes	5,437,197	3,667,520	2,825,188	2,600,762	2,622,720
Income Taxes	1,520,962	881,096	629,450	705,520	820,077
Net Income	3,916,235	2,786,424	2,195,709	1,895,242	1,802,643
Balance Sheet Data					
Total Loans and Loans Held for Sale	218,220,157	191,463,609	189,161,657	185,733,980	190,966,246
Allowance for Loan Losses	1,389,947	1,149,454	1,011,052	957,731	971,891
Total Investment Securities	173,864,701	171,164,956	78,744,846	62,169,012	49,348,551
Total Assets	424,304,747	393,771,197	306,803,031	270,475,563	264,827,542
Total Deposits	300,847,379	303,556,487	268,681,943	238,573,826	217,279,356
Total Borrowings	96,620,588	66,211,000	15,000,000	12,000,000	28,973,986
Total Liabilities	399,759,074	371,488,266	285,803,815	252,200,381	247,807,784
Shareholders' Equity	24,545,673	22,282,931	20,999,216	18,275,182	17,019,758
Selected Ratios and Per Share Data					
Return on Average Assets	.93%	.80%	.73%	.73%	.69%
Return on Average Equity	17.33%	13.02%	11.29%	10.62%	11.40%
Basic Net Income Per Share (1)	$ 1.94	$ 1.41	$ 1.14	$ .98	$ .94
Diluted Net Income Per Share (1)	1.92	1.38	1.10	.96	.91
Price Per Share (1)	30.00	20.65	15.13	13.78	11.76
Book Value Per Share (1)	12.12	11.75	11.82	10.94	10.70
Dividends Declared:					
Cash (1)	$ .50	$ .42	$ .40	$ .40	$ .40
Stock	5.00%	5.00%	5.00%	5.00%	5.00%
Cash Dividend Yield	1.67%	2.03%	2.64%	2.90%	3.40%

(1) All per share data has been adjusted to give retroactive effect to all stock dividends and splits.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (unaudited)

Selected quarterly data for 2004 and 2003 follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004:				
Interest Income	$ 4,624,490	$ 4,868,938	$ 5,086,128	$ 5,229,680
Interest Expense	1,600,917	1,589,490	1,502,853	1,522,782
Net Interest Income	3,023,573	3,279,448	3,583,275	3,706,898
Other Income	569,666	634,458	510,600	717,370
Noninterest Expense	2,627,443	2,486,437	2,514,088	2,600,123
Income Before Income Taxes	875,796	1,337,469	1,489,787	1,734,145
Income Taxes	222,742	374,626	424,725	498,869
Net Income	653,055	962,843	1,065,042	1,235,295
Basic Net Income Per Share (1)	$ .32	$ .48	$ .53	$ .61
Diluted Net Income Per Share (1)	$ .32	$ .47	$ .52	$ .61
2003:				
Interest Income	$ 3,876,084	$ 3,956,810	$ 4,378,472	$ 4,398,425
Interest Expense	1,335,231	1,337,213	1,534,219	1,581,399
Net Interest Income	2,540,853	2,619,597	2,844,253	2,817,026
Other Income	554,653	777,247	633,423	678,300
Noninterest Expense	2,322,731	2,333,419	2,355,172	2,486,510
Income Before Income Taxes	697,775	988,425	1,047,504	933,816
Income Taxes	137,035	239,420	278,490	226,151
Net Income	560,740	749,005	769,014	707,665
Basic Net Income Per Share (1)	$ .28	$ .38	$ .39	$ .36
Diluted Net Income Per Share (1)	$ .28	$ .37	$ .38	$ .35

(1) All per share data has been adjusted to give retroactive effect to all stock dividends and splits.

ITEM 7 -- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is Management's discussion of financial condition of the Company on a consolidated basis for the two years ended December 31, 2004 and 2003 and results of operations of the Company on a consolidated basis for the three years ended December 31, 2004, 2003 and 2002. The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiary, The First National Bank of Litchfield (the "Bank") and the Bank's wholly owned subsidiaries, Lincoln Corporation and Litchfield Mortgage Service Corporation. This discussion should be read in conjunction with the consolidated financial statements and the related notes of the Company presented elsewhere herein.

FINANCIAL CONDITION

Total assets as of December 31, 2004 were $424,304,747, an increase of $30,533,550 or 7.8% from year-end 2003 total assets of $393,771,197.

The securities portfolio totaled $173,864,701 as of December 31, 2004, an increase of 1.6% from the December 31, 2003 balance of $171,164,956. In 2004, securities purchases totaled $85,569,876, comprised mainly of State and Municipal and marketable equity securities. However, proceeds received from sales, maturities and principal amortizations of securities during 2004 offset much of the growth in the portfolio. This limited growth was indicative of Management's strategy to focus the earning asset growth towards loans rather than investments.

The net loan portfolio as of December 31, 2004 totaled $217,028,751. The net portfolio increased by 13.9% or $26,449,569, from the December 31, 2003 balance of $190,579,182. Loan growth during 2004 was realized in the commercial, construction and residential mortgage portfolios. The commercial mortgage portfolio totaled $33,655,103 as of December 31, 2004, increasing by $6,633,416 or 24.6% during 2004. Growth in commercial mortgages is due to the Bank's ability to offer creative financing solutions to credit worthy commercial customers. These solutions are competitively priced with an expedient loan approval process. Residential mortgages experienced the largest increase during the year, totaling $148,661,814 as of December 31, 2004, an increase of $22,345,098 or 17.7% from the December 31, 2003 balance of $126,316,716. This increase in residential mortgage lending is also attributed to competitively priced mortgage products, both for fixed and variable rate terms and particularly for large, nonconforming loans. Construction mortgages increased a similar 25.7% and totaled $11,596,972 as of year-end 2004. During 2003, the Bank began offering a construction mortgage product whereby at the end of the construction term, the loan automatically converts to a permanent mortgage. The popularity of this product has resulted in the increase in the construction loan portfolio. As of December 31, 2004, the installment loan portfolio totaled $6,315,197, decreasing by 21.6% from the year-end 2003 balance of $8,056,658. This decrease is due primarily to management's decision to discontinue the indirect dealer financing portfolio as well as to consumer alternatives for traditional consumer lending, particularly for vehicle financing. Finally, commercial loans totaled $17,910,953, which was a 13.7% decline from the previous year-end balance. Extreme price competition for commercial loans with high credit quality remains the primary reason for this decrease. Additionally, due to the continued low interest rate environment, many commercial customers have opted for longer term financing through commercial mortgages in the place of traditional commercial loan products.

Federal Home Loan Bank stock totaled $3,182,900, which was an increase of $793,100 or 33.2% over the December 31, 2003 balance. This increase is due to capital structure changes implemented during 2004 by the Federal Home Loan Bank of Boston, (FHLBB). These changes require each institution's stock investment in the FHLBB to be reflective of that institution's use of FHLBB products.

Cash and cash equivalents totaled $12,222,713, as of December 31, 2004, decreasing by $479,595 or 3.8% compared to the balance of $12,702,308 as of December 31, 2003. As of December 31, 2004 and 2003, there were no investments in Federal Funds Sold.

Net premises and equipment totaled $2,769,827 as of December 31, 2004, which was similar to the year-end 2003 balance of $2,788,227. During 2004, depreciation and amortization of bank premises and equipment totaled $360,933 and purchases totaled $345,227.

As of December 31, 2004, the cash surrender value of life insurance totaled $8,906,407, increasing by $620,637 or 7.5% from the previous year's balance of $8,285,770. During 2004, the Company purchased additional bank-owned life insurance policies of $287,250. Such policies, through increases of their cash surrender value, which totaled $333,387 for 2004 and $359,258 for 2003, are expected to provide the Company with tax deferred appreciation and are used in conjunction with the long-term incentive compensation plan and other benefit plans for employees. The additional policies were purchased in order to include additional individuals in the long-term incentive compensation plans.

Deferred tax assets totaled $908,023 as of December 31, 2004, which is an increase of $505,481 over the December 31, 2003 balance of $402,542. This increase is due primarily to deferred taxes associated with the unrealized loss on available for sale securities.

Other assets totaled $3,140,511 which was an increase of 8.7% from the year-end 2003 balance of $2,888,018. The major reason for this increase is due to a higher level of prepaid expenses related to software and insurance.

Total liabilities were $399,759,074 as of December 31, 2004, an increase of $28,270,808, or 7.6% from the December 31, 2003 balance of $371,488,266.

Deposits as of December 31, 2004 were $300,847,379, decreasing less than 1% from the December 31, 2003 balance of $303,556,487. Deposit growth was experienced in demand and savings accounts. Demand deposits totaled $58,409,685 as of December 31, 2004 which was an increase of 18.6% or $9,170,281 from the year-end 2003 balance. Growth in demand deposits is related to the new Torrington branch as well to increases in commercial deposits. Savings deposits totaled $57,934,199 which was an increase of $3,317,818 or 6.1% from the December 31, 2003 balance. Growth in savings deposits is attributed to consumers shifting deposits from money market and certificates of deposit due to the low interest rate environment. Money market deposits totaled $98,585,769, which was a decrease of $5,151,911 or 5.0% from the December 31, 2003 balance of $103,737,680. The majority of this decrease was in deposits associated with the special money market promotion associated with the new Torrington branch. While many of these deposits have remained with the Bank over the last eighteen months, withdrawals by more rate sensitive consumers have caused a slight erosion of these deposits. Time certificates of deposit totaled $85,917,726 as of December 31, 2004. These deposits have decreased by 10.5% or $10,045,296 since year-end 2003. The cause of this decline continues to be consumer reluctance to commit to lock in interest rates at record low levels.

As of December 31, 2004, Federal Home Loan Bank (FHLBB), advances totaled $29,500,000 as compared to $35,200,000 as of December 31, 2003. The decrease in these borrowings was due to the fact that the Bank had no FHLBB overnight advances at year-end 2004. Overnight borrowings as of December 31, 2003 totaled $4,700,000. At December 31, 2004, borrowings under repurchase agreements totaled $60,109,588, an increase of $36,109,588 from year-end 2003. During 2004, additional borrowings under repurchase agreements were used to lock in funding in anticipation of rising interest rates, as well as to support the growth of earning assets. Additionally, $209,588 of repurchase agreements represent an overnight investment product offered to the Bank's cash management customers.

As of December 31, 2004 and 2003, the balance of subordinated debt totaled $7,011,000. During the second quarter of 2003, the Statutory Trust formed by the Company and issued trust preferred securities totaling $6,800,000. In turn, the proceeds thereof and an additional $211,000 was invested in junior subordinated debentures issued by the Company. The purpose of obtaining this funding was to increase the Company's regulatory capital level to enable organic growth through branching or leverage strategies as well as to have the ability to react to other corporate opportunities such as stock repurchases. Trust preferred securities are currently considered regulatory capital for purposes of determining the Company's Tier I capital ratios. On March 1, 2005, the Board of Governors of the Federal Reserve System, which is the Company's banking regulator, approved final rules that allow for the continued inclusion of outstanding and prospective issuances of trust preferred securities in regulatory capital subject to new, more strict limitations. The Company has until March 31, 2009 to meet the new limitations. Management does not believe these final rules will have a significant impact on the Company.

RESULTS OF OPERATIONS - 2004 COMPARED TO 2003

Net interest income is the single largest source of the Company's income. Net interest income is determined by several factors and is defined as the difference between interest and dividend income from earning assets, primarily loans and investment securities, and interest expense due on deposits and borrowed money.

Net income for the year totaled $3,916,235 or $1.92 and $1.94 diluted and basic earnings per share, respectively. Earnings increased 40.5% or $1,129,811 from 2003 earnings of $2,786,424 or $1.38 and $1.41 diluted and basic earnings per share. The Company's return on average shareholders' equity totaled 17% for 2004 versus 13% for 2003. The increased profitability resulted from growth in net interest income along with a continued commitment to manage non-interest expense.

Net Interest Income

Net interest income for the year of 2004 totaled $13,593,194, an increase of 25.6% or $2,771,465, from 2003. The improvement in net interest income is due to the growth of average earning assets. Average earning assets, which represent the Company's balance in loans, investment securities and Federal funds sold, totaled $396 million for 2004, up 23.4% from 2003 average earning assets of $321 million. This growth resulted primarily from additional borrowed funds and increases in average money market savings and demand deposits. Although earning asset growth was initially in investments, the earnings capacity was maximized by loan growth in 2004. This growth was realized in commercial, construction and residential mortgages. As shown below, the 2004 net interest margin increased slightly to 3.52% compared to the 3.49% margin for 2003. During 2004, the net interest margin was also enhanced by the effect the continued low interest rate environment has had on the Company's funding costs, specifically, as it relates to deposit rates.

	2004	2003
Interest and dividend income	$ 19,809,236	$ 16,609,791
Tax-equivalent adjustment	348,445	369,262
Interest expense	(6,216,042)	(5,788,062)
Net interest income	$ 13,941,639	$ 11,190,991

The following table presents the Company's average balance sheets (computed on a daily basis), net interest income, and interest rates for the years ended December 31, 2004 and 2003. Average loans outstanding include nonaccruing loans. Interest income is presented on a tax-equivalent basis, which reflects a federal tax rate of 34% for all periods presented.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

	2004			2003		
	Average Balance	Interest Earned/ Paid	Yield/ Rate	Average Balance	Interest Earned/ Paid	Yield/ Rate
ASSETS						
Interest Earning Assets:						
Loans receivable	$ 202,339,000	$11,773,081	5.82%	$ 184,913,000	$10,967,053	5.93%
Securities	192,160,000	8,369,793	4.36	129,949,000	5,944,022	4.57
Federal funds sold	1,317,000	14,807	1.12	6,072,000	67,978	1.12
Total interest earning assets	395,816,000	20,157,681	5.09	320,934,000	16,979,053	5.29
Allowance for loan losses	(1,288,000)			(1,054,000)		
Cash & due from banks	13,119,000			10,782,000		
Premises and equipment	2,823,000			2,771,000		
Net unrealized (loss) gain on securities	(1,936,000)			381,000		
Foreclosed real estate	69,000			300,000		
Other assets	14,208,000			12,458,000		
Total Average Assets	$ 422,811,000			$ 346,572,000		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest Bearing Liabilities:						
Savings deposits	$ 56,174,000	$ 149,026	0.27%	$ 50,750,000	$ 342,016	.67%
Money market deposits	106,266,000	1,240,755	1.17	92,691,000	1,296,833	1.40
Time deposits	89,530,000	2,247,604	2.51	99,491,000	3,048,400	3.06
Borrowed funds	92,566,000	2,578,657	2.79	33,688,000	1,100,813	3.27
Total interest bearing liabilities	344,536,000	6,216,042	1.80	276,620,000	5,788,062	2.09
Demand deposits	54,333,000			46,200,000		
Other liabilities	1,343,000			2,345,000		
Shareholders' Equity	22,599,000			21,407,000		
Total Liabilities and Equity	$ 422,811,000			$ 346,572,000		
Net interest income		$ 13,941,639			$11,190,991	
Net interest spread			3.29%			3.20%
Net interest margin			3.52%			3.49%

Rate/Volume Analysis

The following table, which is presented on a tax-equivalent basis, reflects the changes for the year ended December 31, 2004 when compared to the year ended December 31, 2003 in net interest income arising from changes in interest rates and from asset and liability volume mix. The change in interest attributable to both rate and volume has been allocated to the changes in the rate and the volume on a pro rata basis.

Tax equivalent net interest income for 2004 increased $2,750,648 or 24.6% over 2003. Interest income on average earning assets for 2004 totaled $20,157,681 which was an increase of 18.7% or $3,178,628 from 2003 interest income. This increase primarily relates to the growth of investment income which was up 40.8% or $2,425,771 from the previous year. As shown in the Rate/Volume Analysis below, this increase is primarily due to higher average balances in the investment portfolio. Similarly, interest income on loans increased by $806,028, reflecting increases related to the 2004 loan portfolio which, on average, was $17.4 million higher than 2003. Also impacting the improvement in loan income was additional interest income related to the favorable resolution of a nonperforming loan during the fourth quarter of 2004. The related costs for funding the higher level of earning assets totaled $1,831,004, which was $1,854,764 lower than corresponding increase in income from those earning assets.

The 2004 net interest margin (net interest income divided by average earning assets) was 3.52%, up slightly from the 2003 margin of 3.49%. The 2004 yield on earning assets was 5.09%, declining 20 basis points from the 2003 yield of 5.29%. The continued low interest rate environment has affected the interest rates earned on new earning assets as well as the interest rates on repricing assets. Funding costs were 1.80% which was a decline of 29 basis points. This decline is also attributed to the relatively low level of interest rates, especially as it impacted the ability to price core deposits and obtain low cost longer term borrowed money.

	2004 Compared to 2003 Increase (Decrease) Due to		
	Volume	Rate	Total
Interest earned on:			
Loans Receivable	$ 1,017,213	($211,185)	$806,028
Investment Securities	2,722,016	(296,245)	2,425,771
Federal Funds Sold	(53,459)	288	(53,171)
Total interest earning assets	3,685,770	(507,142)	3,178,628
Interest paid on:			
Deposits	168,730	(1,218,596)	(1,049,864)
Borrowed money	1,662,274	(184,430)	1,477,844
Total interest bearing liabilities	1,831,004	(1,403,026)	427,980
Increase in net interest income	$ 1,854,764	$ 895,884	$ 2,750,648

The $2,750,648 increase in net interest income reflects increased income of $895,884 resulting from larger interest rate decreases on interest bearing liabilities as compared to rate decreases on interest earning assets, and an increase of $1,854,764 attributed to the increased volume of average interest earning assets and interest bearing liabilities.

Noninterest Income

Noninterest income for 2004 totaled $2,432,094, decreasing $211,529, or 8.0% from 2003 noninterest income of $2,643,623. The primary reason for the decrease in noninterest income is due to a lower level of gains on available for sale securities occurring during 2004. Sales of securities transacted for yield and price volatility maintenance purposes resulted in gains totaling $34,450 in 2004, which is a decrease of $258,571 from similar gains totaling $293,021 in 2003. Fees from trust services totaled $887,268, decreasing $112,228 from 2003 trust fee income of $999,496. This decline is due mostly to fewer estate settlement fees, and a nonrecurring rebate of trust fees occurring during the first quarter of 2004.

Offsetting some of the decreases in noninterest income, banking service charges and fees totaled $954,373 in 2004, which was an increase of $111,752 or 13.3% from 2003. Growth in these fees is due to higher fee income primarily from overdraft income on demand deposit accounts. Also offsetting some of the decline in noninterest income was a $45,138 gain recorded from the sale of OREO property during the first quarter of 2004. There were no similar gains during 2003.

Noninterest Expenses

Noninterest expenses totaled $10,228,091 in 2004, an increase of 7.7% from 2003 noninterest expenses of $9,497,832. This increase is primarily attributed to costs for additional staffing and related benefits as well as to increases in computer services. Both these cost increases are the result of additional staffing and computer services for improved product delivery and sales development. During the year, the Company realized savings resulting from the efficient use of technology as well as other cost cutting initiatives which resulted in the containment of increases in noninterest costs such as supplies, net occupancy and equipment expenses, advertising and consulting expenses.

Salary and benefits costs totaled $5,687,762, increasing $542,660 or 10.5% from 2003 costs of $5,145,102. This increase is due to increased staffing costs, pension, group insurance and payroll tax expenses. Staffing costs increased due to a full year of costs for the new branch as well as additional positions created over the last year. The positions are in the areas of information technology, marketing, compliance and lending and are reflective of Management's focus on market growth and customer service. As of December 31, 2004 the number of employees on a full-time equivalent basis totaled 93.

Computer services costs totaled $849,579 for 2004 which was an increase of $119,425 or 16.4% from 2003. A larger customer base and increased costs for ancillary services such as cash management, business debit card and other banking products contributed to this increase. Some of this increase is also related to lower 2003 costs due to vendor credits emanating from the 2002 core processor conversion. Net occupancy and equipment costs totaled $1,033,916 which was a decrease of $56,332 or 5.2% from 2003 costs. This decrease is attributed to lower expenses related to maintenance, repairs and depreciation on equipment and bank properties. Legal fees totaled $201,556 in 2004 which were 44.8% above 2003 costs. The increase in this expense is related to professional advice and representation for new products and services, personnel, loan collections and other corporate matters. Advertising expense decreased by $49,219, or 13.9%, from 2003. This decrease is mostly due to one-time public relations and marketing costs associated with the 2003 branch opening. Other noninterest expense totaled $1,470,310, which was an increase of $155,971 or 11.9% from 2003 costs. Increases in this expense were in the areas of training, travel, insurance, exam and audit, regulatory assessments, computer software and contributions. The aforementioned increases in expense are due both to the Company's growth and commitment to service excellence and excellence in financial performance, as well as the increased costs associated with regulatory compliance. During 2004, Management committed extensive resources to training in such areas as Bank Secrecy, U.S. Patriot Act, as well as in other compliance areas.

Finally, during 2003, Management created a corporate initiative to review and determine the most efficient uses of resources as they pertain to operating expenses. While this initiative is still in its infancy stage, the cost control efforts implemented thus far have resulted in expense reductions in such areas as postage, advertising, supplies and occupancy and equipment expenses.

RESULTS OF OPERATIONS - 2003 COMPARED TO 2002

Net interest income is the single largest source of the Company's income. Net interest income is determined by several factors and is defined as the difference between interest and dividend income from earning assets, primarily loans and investment securities, and interest expense due on deposits and borrowed money.

Net income for the year ended December 31, 2003, was $2,786,424, which was an increase of $590,715 or 26.9% compared to 2002 net income of $2,195,709. Diluted net income per share amounted to $1.38, increasing from $1.10 per share in 2002. Basic net income per share was $1.41 increasing $.27 from $1.14 per share in 2002. The improvement in earnings is primarily the result of increased net interest income due both to earning asset growth and yield maintenance. Increased income from non-interest sources such as trust fees, deposit service charges and increases in the cash surrender value of bank-owned life insurance also contributed to this growth. Offsetting some of the improvement in earnings were increases in noninterest expense, a significant portion of which was attributed to the new branch opening.

Net Interest Income

Net interest income for the year ended December 31, 2003 totaled $10,821,729, an increase of $1,312,741 or 13.8% from 2002 net income of $9,508,988. The increase in average earning assets as well as the changes in rates earned and paid on assets and liabilities, are directly responsible for the increase in net interest income. Average earning assets, which represent the Company's balance in loans, investment securities and Federal funds sold, increased $39,543,000, from $281,391,000 in 2002 to $320,934,000 in 2003. As shown below, the net interest margin decreased slightly to 3.49% compared to the 3.50% margin for 2002. The net interest spread actually improved between years, reflecting lower funding costs associated with borrowings and time deposits, but offset by a marginally lower percentage of funding through demand deposits. In 2002, demand deposits contributed to 14.4% of funding where during 2003, it contributed 14.3%.

	2003	2002
Interest and dividend income	$ 16,609,791	$ 16,565,818
Tax-equivalent adjustment	369,262	337,872
Interest expense	(5,788,062)	(7,056,830)
Net interest income	$ 11,190,991	$ 9,846,860

The following table presents the Company's average balance sheets (computed on a daily basis), net interest income, and interest rates for the years ended December 31, 2003 and 2002. Average loans outstanding includes nonaccruing loans. Interest income is presented on a tax-equivalent basis, which reflects a federal tax rate of 34% for all periods presented.

DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

	2003			2002		
	Average Balance	Interest Earned/ Paid	Yield/ Rate	Average Balance	Interest Earned/ Paid	Yield/ Rate
ASSETS						
Interest Earning Assets:						
Loans receivable	$ 184,913,000	$10,967,053	5.93%	$ 191,027,000	$12,615,661	6.60%
Securities	129,949,000	5,944,022	4.57	81,658,000	4,149,634	5.08
Federal funds sold	6,072,000	67,978	1.12	8,706,000	138,395	1.59
Total interest earning assets	320,934,000	16,979,053	5.29	281,391,000	16,903,690	6.01
Allowance for loan losses	(1,054,000)			(978,000)		
Cash & due from banks	10,782,000			8,489,000		
Premises and equipment	2,771,000			2,553,000		
Net unrealized gain on securities	381,000			823,000		
Foreclosed real estate	300,000			300,000		
Other assets	12,458,000			8,977,000		
Total Average Assets	$ 346,572,000			$ 301,555,000		
LIABILITIES AND SHAREHOLDERS' EQUITY						
Interest Bearing Liabilities:						
Savings deposits	$ 50,750,000	$ 342,016	0.67%	$ 42,785,000	$ 479,399	1.12%
Money market deposits	92,691,000	1,296,833	1.40	68,269,000	1,390,838	2.04
Time deposits	99,491,000	3,048,400	3.06	107,987,000	4,512,287	4.18
Borrowed funds	33,688,000	1,100,813	3.27	21,193,000	674,306	3.18
Total interest bearing liabilities	276,620,000	5,788,062	2.09	240,234,000	7,056,830	2.94
Demand deposits	46,200,000			40,402,000		
Other liabilities	2,345,000			1,478,000		
Shareholders' Equity	21,407,000			19,441,000		
Total Liabilities and Equity	$ 346,572,000			$ 301,555,000		
Net Interest Income		$ 11,190,991			$ 9,846,860	
Net interest spread			3.20%			3.07%
Net interest margin			3.49%			3.50%

Rate/Volume Analysis

The following table, which is presented on a tax-equivalent basis, reflects the changes for the year ended December 31, 2003 when compared to the year ended December 31, 2002 in net interest income arising from changes in interest rates and from asset and liability volume mix. The change in interest attributable to both rate and volume has been allocated to the changes in the rate and the volume on a pro rata basis.

Tax equivalent net interest income for 2003 increased $1,344,131 or 13.7% over 2002. Average earning assets for 2003 increased by over $39 million or 14.1%. Purchases of government agency, mortgage-backed and state and municipal securities for the investment portfolio created the majority of the increase. Funding of the increased level of earning assets was through subordinated debt, other borrowed funds and money market deposits. Money market deposits increased $24 million or 35.8%, due primarily to deposits resulting from the promotional money market deposit for the Bank's new Torrington office.

The 2003 net interest margin (net interest income divided by average earning assets) was 3.49%, consistent with the 3.50% margin for 2002. As a result of the continued low interest rate environment, the 2003 yield on earning assets declined by 72 basis points. This affected the interest rates earned on new earning assets as well as the interest rates on repricing assets. Similarly, interest expense declined by 85 basis points. This decline is attributed to the overall decrease in interest rates, especially as it impacted the management of core deposit pricing. However, a slightly lower percentage of funding through demand deposits during the year as well as a higher level of non-interest earning assets, specifically cash and due from banks and other assets, offset the positive impact of the improved yield spread on the interest margin.

	2003 Compared to 2002 Increase (Decrease) Due to		
	Volume	Rate	Total
Interest earned on:			
Loans Receivable	$ (393,941)	($1,254,667)	($1,648,608)
Investment Securities	2,244,309	(449,921)	1,794,388
Federal Funds Sold	(35,610)	(34,807)	(70,417)
Total interest earning assets	1,814,758	(1,739,395)	75,363
Interest paid on:			
Deposits	638,749	(2,334,024)	(1,695,275)
Borrowed money	407,825	18,682	426,507
Total interest bearing liabilities	1,046,574	(2,315,342)	(1,268,768)
Increase in net interest income	$ 768,184	$ 575,947	$ 1,344,131

The $1,344,131 increase in net interest income reflects increased income of $575,947 resulting from interest rate decreases in both interest earning assets and interest bearing liabilities, and an increase of $768,184 attributed to changes in the volume of average interest earning assets and interest bearing liabilities.

Noninterest Income

Noninterest income for 2003 totaled $2,643,623, increasing $237,260, or 9.9% from 2002 noninterest income of $2,406,363. Fees from trust services are the largest component of noninterest income and totaled $999,496 for 2003. These fees increased by $43,044 or 4.5% from 2002 due largely to increased income from estate settlements. Income from banking service charges and fees totaled $842,621 for 2003. This income, comprised mainly of fees from deposit accounts, increased $86,524 or 11.4% from 2002. This increase is due to higher fees and activity related to ATM's, overdrafts and deposits. During both 2003 and 2002, certain available for sale securities were sold with an overall strategy to realign the investment portfolio to maintain future yields and limit prepayment risk. These actions resulted in a gain on the sale of securities totaling $293,021 and $134,985 for the years ended December 31, 2003 and 2002, respectively. Other noninterest income totaled $508,485 for 2003, which was a decrease of $50,345, or 9.0% from 2002. This decrease is due to the 2002 income of $103,000 resulting from the sale of stock received as a result of the demutualization of Anthem Inc., the Bank's group insurance provider. Offsetting this decrease is $41,345 of additional income resulting from the increased investment in bank-owned life insurance and $39,319 of increased fees from retail investment services.

Noninterest Expenses

Noninterest expenses totaled $9,497,832, increasing $672,669 or 7.6% from 2002 noninterest expenses of $8,825,163. Much of this increase is a result of the new branch, which opened during 2003. This increase was off-set somewhat by the 2002 costs totaling $347,790 which related to the Early Retirement Agreement for the former President of the Company.

Salary and benefits costs totaled $5,145,102, increasing by 3.2% or $161,446 from 2002. The predominant cause of the increase was the new branch opening which added $261,230 to 2003 salary and benefit expense. As mentioned above, much of this increase was off-set by the decrease resulting from the one-time costs in 2002 related to the Early Retirement Agreement of the Company's former President and Chief Executive Officer. Additionally during 2003, additions to staff for marketing, investment management and information technology talent increased this expense. Net occupancy and equipment costs increased by $272,096, much of which were costs associated with the new branch. Also, maintenance activity such as exterior painting for existing branches contributed to the increase. Costs for external computer services totaled $730,154, which was a 10.3% decrease from 2002 costs of $814,070. This reduction was due to one-time vendor credits applied to 2003 expenses resulting from the core processor conversion in 2002. Advertising expense increased by $145,651, or 69.9%, for 2003. While some of this increase is attributable to the new branch opening, intensified marketing activity promoting an awareness of the Bank and its products caused most of the increase. Other noninterest expense totaled $1,314,339, which was an increase of $204,346 or 18.4% from 2002 costs. While much of this increase is due to the new branch, costs related to the core processor conversion, such as computer software, training, travel and operational losses were significant components of this increase. Temporary lending personnel required for the heightened mortgage refinance activity during the year also contributed to the increase in other noninterest expense.

Non-accrual, Past Due and Restructured Loans and Other Real Estate Owned

The Bank's non-accrual loans, other real estate owned and loans past due in excess of ninety days and accruing interest at December 31, 2000 through 2004 are presented below.

	December 31,				
	2004	2003	2002	2001	2000
Non-accrual loans	$ 1,634,999	$ 1,424,097	$ 1,487,475	$ 895,180	$781,170
Other real estate owned	-	300,000	300,000	300,000	300,000
Total non-performing assets	$1,634,999	$ 1,724,097	$ 1,787,475	$1,195,180	$1,081,170
Loans past due in excess of ninety days and accruing interest	$ -	$ -	$ 56,729	$ 3,136	$ -

The accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest, or when, in the judgment of management, collectibility of the loan or loan interest become uncertain. When accrual of interest is discontinued, any unpaid interest previously accrued is reversed from income. Subsequent recognition of income occurs only to the extent payments are received subject to management's assessment of the collectibility of the remaining principal and interest. The accrual of interest on loans past due 90 days or more, including impaired loans, may be continued when the value of the loan's collateral is believed to be sufficient to discharge all principal and accrued interest income due on the loan, and the loan is in the process of collection. A non-accrual loan is restored to accrual status when it is no longer delinquent and collectibility of interest and principal is no longer in doubt. A loan is classified as a restructured loan when certain concessions have been made to the original contractual terms, such as reduction of interest rates or deferral of interest or principal payments, due to the borrower's financial condition. OREO is comprised of properties acquired through foreclosure proceedings and acceptance of a deed in lieu of foreclosure. These properties are carried at the lower of cost or fair value less estimated costs of disposal. At the time these properties are obtained, they are recorded at fair value through a direct charge against the allowance for loan losses which establishes a new cost basis. Any subsequent declines in value are charged to income with a corresponding adjustment to the allowance for foreclosed real estate. Revenue and expense from the operation of foreclosed real estate and changes in the valuation allowance are included in operations. Costs relating to the development and improvement of the property are capitalized, subject to the limit of fair value of the collateral. Upon disposition, gains and losses, to the extent they exceed the corresponding valuation allowance, are reflected in the statement of income.

Restructured loans on non-accrual status are included in the table above. As of December 31, 2004, there were no restructured loans considered performing.

Had the non-accrual loans performed in accordance with their original terms, gross interest income for the years ended December 31, 2004, 2003 and 2002 would have increased by approximately $14,000, $73,000 and $80,000, respectively.

The Bank considers all non-accrual loans, other loans past due 90 days or more based on contractual terms, and restructured loans to be impaired. A loan is considered impaired when it is probable that the creditor will be unable to collect amounts due, both principal and interest, according to the contractual terms of the loan agreement. When a loan is impaired, impairment is measured using (1) the present value of expected future cash flows of the impaired loan discounted at the loan's original effective interest rate; (2) the observable market price of the impaired loan; or (3) the fair value of the collateral of a collateral-dependent loan. When a loan has been deemed to have impairment, a valuation allowance is established for the amount of impairment.

Critical Accounting Policy

In the ordinary course of business, the Bank has made a number of estimates and assumptions relating to the reported results of operations and financial condition in preparing its financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. The Company believes the following discussion addresses the Bank's only critical accounting policy, which is the policy that is most important to the portrayal of the Bank's financial results and requires management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

The Bank utilizes a loan review and rating process which classifies loans according to the Bank's uniform classification system in order to identify potential problem loans at an early stage, alleviate weaknesses in the Bank's lending policies, oversee the individual loan rating system and ensure compliance with the Bank's underwriting, documentation, compliance and administrative policies. Loans included in this process are considered by management as being in need of special attention because of some deficiency related to the credit or documentation, but which are still considered collectable and performing. Such attention is intended to act as a preventative measure and thereby avoid more serious problems in the future.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate or probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions.

The Bank makes provisions for loan losses on a quarterly basis as determined by a continuing assessment of the adequacy of the allowance for loan losses. The Bank performs an ongoing review of loans in accordance with an individual loan rating system to determine the required allowance for loan losses at any given date. The review of loans is performed to estimate potential exposure to losses. Management's judgment in determining the adequacy of the allowance is inherently subjective and is based on an evaluation of the known and inherent risk characteristics and size of the loan portfolios, the assessment of current economic and real estate market conditions, estimates of the current value of underlying collateral, past loan loss experience, review of regulatory authority examination reports and evaluations of impaired loans, and other relevant factors. Loans, including impaired loans, are charged against the allowance for loan losses when management believes that the uncollectibility of principal is confirmed. Any subsequent recoveries are credited to the allowance for loan losses when received. In connection with the determination of the allowance for loan losses and the valuation of foreclosed real estate, management obtains independent appraisals for significant properties, when considered necessary.

There were no material changes in loan concentration or loan quality that had a significant effect on the allowance for loan losses calculation at December 31, 2004. In addition, there were no material changes in the estimation methods and assumptions used in the Company's allowance for loan losses calculation, and there were no material reallocations of the allowance among different parts of the loan portfolio.

The following table summarizes the Bank's OREO, past due and non-accrual loans, and non-performing assets as of December 31, 2004, 2003 and 2002.

	December 31,		
	2004	2003	2002
Non-accrual loans	$ 1,634,999	$ 1,424,097	$1,487,475
Other real estate owned	-	300,000	300,000
Total non-performing assets	$ 1,634,999	$ 1,724,097	$1,787,475
Loans past due in excess of ninety days and accruing interest	$ -	$ -	$ 56,729
Ratio of non-performing assets to total loans and OREO	.75%	.90%	.95%
Ratio of non-performing assets and loans past due in excess of ninety days accruing interest to total loans and OREO	.75%	.90%	.98%
Ratio of allowance for loan losses to total loans	.64%	.60%	.54%
Ratio of allowance for loan losses to non-performing assets and loans in excess of ninety days past due and accruing interest	85.01%	66.67%	54.82%
Ratio of non-performing assets and loans in excess of ninety days past due and accruing interest to total shareholders' equity	6.66%	7.74%	8.78%

Total non-performing assets decreased by $89,098 or 5.2% to $1,634,999 at December 31, 2004 from $1,724,097, at December 31, 2003. The decrease in non-performing assets from year-end 2003 is due mostly to the sale of OREO property totaling $300,000 during 2004. There were no loans past due in excess of ninety days and accruing interest at December 31, 2004 and December 31, 2003.

Total non-performing assets represented .75% of total loans and other real estate owned at year-end December 31, 2004 compared to .90% at year-end 2003. The allowance for loan losses as of December 31, 2004 was .64% of total loans. This is an increase from the previous two years when the allowance was approximately .60 and .54% of total loans. The allowance for loan losses provided coverage for 85.0% of non-accrual loans at December 31, 2004, as compared to 80.7% at December 31, 2003. The increase in the coverage ratio is a result of increased provisions for loan losses as the Bank focuses on commercial loan products.

Potential Problem Loans

As of December 31, 2004, there were no potential problem loans not disclosed above which cause Management to have serious doubts as to the ability of such borrowers to comply with their present loan repayment terms.

Allowance for Loan Losses

The following table summarizes the activity in the allowance for loan losses for the years ended December 31, 2000 through 2004. The allowance is maintained at a level consistent with the identified loss potential and the perceived risk in the portfolio.

(Dollar Amounts in Thousands)

	December 31,				
	2004	2003	2002	2001	2000
Balance, at beginning of period	$1,149	$1,011	$ 958	$ 972	$ 1,014
Loans charged-off:					
Commercial and financial	80	30	22	-	-
Real estate	-	-	-	-	24
Installment loans to individuals	104	279	227	314	275
	184	309	249	314	299
Recoveries on loans charged-off:					
Commercial and financial	-	-	-	-	3
Real estate	-	-	-	-	-
Installment loans to individuals	65	147	37	60	74
	65	147	37	60	77
Net loans charged-off	119	162	212	254	222
Provisions charged to operations	360	300	265	240	180
Balance, at end of period	$1,390	$1,149	$1,011	$ 958	$ 972
Ratio of net charge-offs during the period to average loans outstanding during the period	.06%	.09%	.11%	.14%	.12%
Ratio of allowance for loan losses to total loans	.64%	.60%	.54%	.52%	.51%

During 2004, net charge-offs totaled $119,000, which is a decrease of $43,000 from 2003 net charge-offs of $162,000. The decrease in net charge-offs was due to a lower level of net charge-offs in the installment loan portfolio. Over the last five years, the Bank experienced higher levels of charge-offs which were directly related to the consumer loans acquired through the indirect dealer financing of primarily automobiles, boats and motorcycles. Net charge-offs totaled $39,000 from these loans in 2004 decreasing $93,000 from 2003. The lower level of net charge-offs is mostly related to lower balance in this portfolio as well as to intensified collection efforts. Due to the credit risks associated with this lending, the Bank substantially eliminated future originations of loans through indirect dealer financing during 2000.

The following table reflects the allowance for loan losses as of December 31, 2004, 2003, 2002, 2001 and 2000.

Analysis of Allowance for Loan Losses
(Amounts in thousands)
December 31,

Loans by Type	2004		2003		2002		2001		2000	
	Allocation of Allowance for Loan Losses	Percentage of Loans in Each Category to Total Loans	Allocation of Allowance for Loan Losses	Percentage of Loans in Each Category to Total Loans	Allocation of Allowance for Loan Losses	Percentage of Loans in Each Category to total Loans	Allocation of Allowance for Loan Losses	Percentage of Loans in Each Category to Total Loans	Allocation of Allowance for Loan Losses	Percentage of Loans in Each Category to Total Loans
Commercial & Financial	$ 261	8.21%	$ 224	10.84%	$ 71	5.58%	$ 21	3.85%	$ 25	4.26%
Real Estate										
Construction	82	5.31	48	4.82	23	5.29	16	2.88	22	2.84
Residential	550	68.13	314	65.97	330	65.36	289	66.59	273	62.43
Commercial	379	15.42	367	14.11	132	16.18	120	14.42	99	13.32
Installment	58	2.89	170	4.21	237	7.56	250	12.06	338	16.90
Other	39	0.04	-	0.05	-	0.03	-	0.20	-	0.25
Unallocated	21	-	26	-	218	-	262	-	215	-
Total	$ 1,390	100.00%	$ 1,149	100.00%	$ 1,011	100.00%	$ 958	100.00%	$ 972	100.00%

The unallocated portion of the allowance reflects Management's estimate of probable but unconfirmed losses inherent in the portfolio. Such estimates are influenced by uncertainties in economic conditions, delays in obtaining information, including unfavorable information about a borrower's financial condition, difficulty in identifying triggering events that correlate perfectly to subsequent loss rates, and risk factors that have not yet manifested themselves in loss allocation factors.

LIQUIDITY

Management's objective is to ensure continuous ability to meet cash needs as they arise. Such needs may occur from time to time as a result of fluctuations in loan demand and the level of total deposits. Accordingly, the Bank has a liquidity policy that provides flexibility to meet cash needs. The liquidity objective is achieved through the maintenance of readily marketable investment securities as well as a balanced flow of asset maturities and prudent pricing on loan and deposit products. Management believes that the liquidity is adequate to meet the Company's future needs.

The Bank is a member of the Federal Home Loan Bank System which provides credit to its member banks. This enhances the liquidity position of the Bank by providing a source of available overnight as well as short-term borrowings. Additionally, borrowings through repurchase agreements, federal funds and the sale of mortgage loans in the secondary market are available to fund short-term cash needs.

SHORT-TERM BORROWINGS

The following information relates to the Bank's short-term borrowings for the years ended December 31:

	2004	2003	2002
Balance at December 31,	$ -	$4,700,000	$1,000,000
Maximum Month-End Borrowings	14,000,000	8,500,000	13,000,000
Average Balance	6,851,000	2,111,000	7,722,000
Average Rate	2.02%	1.29%	2.23%

CONTRACTUAL COMMITMENTS

In the normal course of business the Company enters into certain contractual obligations. Such obligations include obligations to make future payments on debt and lease arrangements. See Notes G, H and I of the Notes to Consolidated Financial Statements. The following table summarizes the Company's significant contractual obligations at December 31, 2004.

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(Amounts in thousands)		
Time Deposit Maturities	$ 85,918	$ 52,972	$ 32,614	$ 332	$ -
Short-term Borrowings	210	210	-	-	-
Long-term Debt	96,411	31,700	38,650	19,050	7,011
Operating lease obligations	288	125	140	23	-
Total	$ 182,827	$ 85,007	$ 71,404	$ 19,405	$ 7,011

OFF-BALANCE SHEET ARRANGEMENTS

See Note O on page F-26 of the consolidated financial statements for the disclosure of off-balance sheet arrangements.

CAPITAL

At December 31, 2004, total shareholders' equity was $24,545,673 compared to $22,282,931 at December 31, 2003. From a regulatory perspective, the Bank's capital ratios place the Bank in the well-capitalized categories under applicable regulations. The various capital ratios of the Company and the Bank are as follows as of December 31, 2004:

	Minimum Regulatory Capital Level	The Company	The Bank
Tier 1 leverage capital ratio	4%	7.61%	6.95%
Tier 1 risk-based capital ratio	4%	14.30%	13.09%
Total risk-based capital ratio	8%	14.91%	13.70%

Included in the Company's capital used to determine these ratios at December 31, 2004 is $6.8 million related to the Company's investment in First Litchfield Statutory Trust I, which is recorded as subordinated debt in the Company's balance sheets as December 31, 2004 and 2003. Trust preferred securities are currently considered regulatory capital for purposes of determining the Company's Tier I capital ratios. On

March 1, 2005, the Board of Governors of the Federal Reserve System, which is the Company's banking regulator, approved final rules that allow for the continued inclusion of outstanding and prospective issuances of trust preferred securities in regulatory capital subject to new, more strict limitations. The Company has until March 31, 2009 to meet the new limitations. Management does not believe these final rules will have a significant impact on the Company.

INCOME TAXES

The income tax expense for 2004 totaled $1,520,962 in comparison to $881,096 in 2003 and $629,479 in 2002. The increases in income tax expense are due to higher levels of taxable income in 2003 and 2004. The effective tax rates for 2004, 2003 and 2002 were 28%, 24% and 22% respectively. The increase in taxes was mitigated by the Company's investments in state and municipal securities as well as in bank-owned life insurance. Income from these assets is not subject to Federal income taxes. The higher proportion of taxable to nontaxable income in 2003 and 2004 is reflected in the higher effective tax rates. Also, in all years, provisions for income taxes included the tax benefit related to income associated with Litchfield Mortgage Service Corporation ("LMSC"), which was formed by the Bank in 2000. The income from LMSC is considered passive investment income pursuant to Connecticut law, under which LMSC was formed and is operating, and is not subject to state taxes which resulted in no state tax expense for all years.

IMPACT OF INFLATION AND CHANGING PRICES

The Consolidated Financial Statements and related notes thereto presented elsewhere herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative value of money over time due to inflation. Unlike many industrial companies, most of the assets and virtually all of the liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as inflation.

ITEM 7A --QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The main components of market risk for the Company are equity price risk, credit risk, interest rate risk and liquidity risk. The Company's common stock is traded on the Over the Counter ("OTC") Bulletin Board under the symbol "FLFL". As a result, the value of its common stock may fluctuate or respond to price movements relating to the banking industry or other indicia of investment.

The Company manages interest rate risk and liquidity risk through an ALCO Committee comprised of senior management and other officers. The committee monitors compliance with the Bank's Asset/Liability Policy which provides guidelines to analyze and manage gap, which is the difference between the amount of assets and the amounts of liabilities which mature or reprice during specific time frames. The Company manages its interest-rate risk sensitivity through the use of a simulation model that projects the impact of rate shocks, rate cycles and rate forecast estimates on net interest income. These simulations take into consideration factors such as maturities, reinvestment rates, prepayment speeds, repricing limits and other factors. The results of these simulations are compared to earnings tolerance limits set forth in the Bank's Asset/Liability Policy. The rate-shock simulation projects the impact of instantaneous parallel shifts in the yield curve. At December 31, 2004, an instantaneous rate increase of 100 basis points indicates a positive change of $391,000 or a 2.43% increase in net interest income. An instantaneous decrease in rates of 100 basis points indicates a negative change of $571,000 or a 3.54% decrease in net interest income.

The table below sets forth the estimated changes in the Company's net interest income which would result from various instantaneous changes in the yield curve. The Company's interest rate risk and liquidity position has not significantly changed from year end 2004.

	Net Interest Income		
Change in Interest Rates (basis points)	Estimated Value	Amount of Change	Percent Change
+300	$ 15,192	$ (934)	(5.79%)
+200	15,491	(635)	(3.94%)
+100	16,517	391	2.43%
Base	16,126		
-100	15,555	(571)	(3.54%)

A discussion of credit risk can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Form 10-K.

ITEM 8 -- FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Annual Financial Information

McGladrey & Pullen
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
First Litchfield Financial Corporation and Subsidiary
Litchfield, Connecticut

We have audited the accompanying consolidated balance sheets of First Litchfield Financial Corporation and Subsidiary (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Litchfield Financial Corporation and Subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

McGladrey & Pullen, LLP

New Haven, Connecticut
March 11, 2005

CONSOLIDATED BALANCE SHEETS

As of December 31,	2004	2003
ASSETS		
Cash and due from banks (Note B)	$ 12,222,713	$ 12,702,308
CASH AND CASH EQUIVALENTS	12,222,713	12,702,308
Securities (Note C):		
Available for sale securities, at fair value	173,793,755	171,047,150
Held to maturity securities (fair value $70,196-2004; $119,021-2003)	70,946	117,806
TOTAL SECURITIES	173,864,701	171,164,956
Federal Home Loan Bank stock, at cost (Note H)	3,182,900	2,389,800
Federal Reserve Bank stock, at cost	225,850	225,850
Other restricted stock, at cost	50,000	50,000
Loans Receivable, Net of allowance for loan losses of $1,389,947-2004, $1,149,454-2003 (Notes D and E)	217,028,751	190,579,182
Premises and equipment, net (Note F)	2,769,827	2,788,227
Foreclosed real estate	-	300,000
Deferred income taxes (Note J)	908,023	402,542
Accrued interest receivable	2,005,064	1,994,544
Cash surrender value of insurance (Note K)	8,906,407	8,285,770
Other assets (Notes H and K)	3,140,511	2,888,018
TOTAL ASSETS	$ 424,304,747	$ 393,771,197
LIABILITIES		
Deposits (Note I):		
Noninterest-bearing	$ 58,409,685	$ 49,239,404
Interest-bearing	242,437,694	254,317,083
Total deposits	300,847,379	303,556,487
Federal Home Loan Bank advances (Note H)	29,500,000	35,200,000
Repurchase agreements with financial institutions (Note H)	59,900,000	24,000,000
Repurchase agreements with customers	209,588	-
Subordinated debt (Note H)	7,011,000	7,011,000
Accrued expenses and other liabilities (Note K)	2,291,107	1,720,779
TOTAL LIABILITIES	399,759,074	371,488,266
Commitments and contingencies (Notes G, H, K, M and O)	-	-
SHAREHOLDERS' EQUITY (Notes L, M, N, and Q)		
Preferred stock $.00001 par value; 1,000,000 shares authorized, no shares outstanding		
Common stock $.01 par value		
Authorized—5,000,000 shares		
Issued—2,130,843 shares, outstanding—2,025,657 shares—2004 and		
Issued—1,997,395 shares, outstanding—1,897,217 shares—2003	21,308	19,974
Additional paid-in capital	19,892,870	16,719,130
Retained earnings	6,555,092	6,355,277
Less Treasury stock at cost—105,186 shares—2004, 100,178 shares—2003	(701,061)	(701,061)
Accumulated other comprehensive loss – net unrealized loss on available for sale securities (net of taxes) (Note S)	(1,222,536)	(110,389)
TOTAL SHAREHOLDERS' EQUITY	24,545,673	22,282,931
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$ 424,304,747	$ 393,771,197

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31,	2004	2003	2002
INTEREST INCOME			
Interest and fees on loans	$ 11,771,218	$ 10,964,442	$ 12,611,742
Interest on:			
Mortgage-backed securities	4,632,822	3,045,454	2,609,893
U.S. Treasury and agency securities	2,512,126	1,651,359	511,758
State and municipal securities-tax exempt	717,140	763,270	642,102
Corporate bonds and other securities	161,123	117,288	51,928
Federal funds sold and other interest income	14,807	67,978	138,395
TOTAL INTEREST INCOME	19,809,236	16,609,791	16,565,818
INTEREST EXPENSE			
Interest on deposits:			
Savings	149,026	342,016	479,399
Money market	1,240,755	1,296,833	1,390,838
Time certificates of deposit in denominations of $100,000 or more	626,223	810,764	1,107,520
Other time certificates of deposit	1,621,381	2,237,636	3,404,767
TOTAL INTEREST ON DEPOSITS	3,637,385	4,687,249	6,382,524
Interest on Federal Home Loan Bank advances	932,271	520,288	408,207
Interest on repurchase agreements	1,331,136	430,471	266,099
Interest on subordinated debt	315,250	150,054	-
TOTAL INTEREST EXPENSE	6,216,042	5,788,062	7,056,830
NET INTEREST INCOME	13,593,194	10,821,729	9,508,988
PROVISION FOR LOAN LOSSES (Note E)	360,000	300,000	265,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	13,233,194	10,521,729	9,243,988
NONINTEREST INCOME			
Banking service charges and fees	954,373	842,621	756,097
Trust income	887,268	999,496	956,452
Gains on sales of available for sale securities (Note C)	34,450	293,021	134,985
Increase in cash surrender value of insurance	333,387	359,258	317,912
Other	222,616	149,227	240,917
TOTAL NONINTEREST INCOME	2,432,094	2,643,623	2,406,363
NONINTEREST EXPENSES			
Salaries	4,361,742	4,031,413	3,879,956
Employee benefits (Note K)	1,326,020	1,113,689	1,103,700
Computer services	849,579	730,154	814,070
Net occupancy	646,504	693,337	494,737
Equipment	387,412	396,911	323,415
Advertising	304,766	353,985	208,334
Commissions, services and fees	228,039	241,598	235,767
Supplies	166,674	195,978	184,275
Postage	139,481	145,285	120,490
Legal fees	201,556	139,248	208,544
Director fees	139,390	131,975	113,040
OREO and non-performing loan expenses – net	6,618	9,920	28,842
Other	1,470,310	1,314,339	1,109,993
TOTAL NONINTEREST EXPENSES	10,228,091	9,497,832	8,825,163
INCOME BEFORE INCOME TAXES	5,437,197	3,667,520	2,825,188
PROVISION FOR INCOME TAXES (Note J)	1,520,962	881,096	629,479
NET INCOME	$ 3,916,235	$ 2,786,424	$ 2,195,709
EARNINGS PER SHARE (Note L)			
BASIC NET INCOME PER SHARE	$ 1.94	$ 1.41	$ 1.14
DILUTED NET INCOME PER SHARE	$ 1.92	$ 1.38	$ 1.10

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 2004, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Retained Earning	Treasury Stock	Accumulated Other Comprehensive Income(Loss)	Total Shareholders' Equity
BALANCE, DECEMBER 31, 2001	$ 17,606	$13,000,271	$5,943,052	$ (701,061)	$15,314	$18,275,182
Comprehensive Income:						
Net income	-	-	2,195,709	-	-	2,195,709
Unrealized holding gain on available for sale securities, net of taxes (Note S)	-	-	-	-	944,969	944,969
Total comprehensive income						3,140,678
Cash dividends declared $.40 per share	-	-	(678,661)	-	-	(678,661)
5% stock dividend declared November 26, 2002—88,958 shares including 4,543 treasury shares	890	1,266,762	(1,267,652)	-	-	-
Fractional shares paid in cash	-	-	(3,282)	-	-	(3,282)
Stock options exercised–23,156 shares	231	219,703	-	-	-	219,934
Deferred tax benefit on stock options exercised (Note M)	-	45,365	-	-	-	45,365
BALANCE, DECEMBER 31, 2002	18,727	14,532,101	6,189,166	(701,061)	960,283	20,999,216
Comprehensive Income:						
Net income	-	-	2,786,424	-	-	2,786,424
Unrealized holding loss on available for sale securities, net of taxes (Note S)	-	-	-	-	(1,070,672)	(1,070,672)
Total comprehensive income						1,715,752
Cash dividends declared $.42 per share	-	-	(765,376)	-	-	(765,376)
5% stock dividend declared November 20, 2003—94,896 shares including 4,770 treasury shares	949	1,849,523	(1,850,472)	-	-	-
Fractional shares paid in cash	-	-	(4,465)	-	-	(4,465)
Stock options exercised–29,761 shares	298	255,232	-	-	-	255,530
Deferred tax benefit on stock options exercised (Note M)	-	82,274	-	-	-	82,274
BALANCE, DECEMBER 31, 2003	19,974	16,719,130	6,355,277	(701,061)	(110,389)	22,282,931
Comprehensive Income:						
Net income	-	-	3,916,235	-	-	3,916,235
Unrealized holding loss on available for sale securities, net of taxes (Note S)	-	-	-	-	(1,112,147)	(1,112,147)
Total comprehensive income						2,804,088
Cash dividends declared $.50 per share	-	-	(976,494)	-	-	(976,494)
5% stock dividend declared November 17, 2004—101,242 shares including 5,008 treasury shares	1,012	2,732,522	(2,733,534)	-	-	-
Fractional shares paid in cash	-	-	(6,392)	-	-	(6,392)
Stock options exercised–32,206 shares	322	280,460	-	-	-	280,782
Deferred tax benefit on stock options exercised (Note M)	-	160,758	-	-	-	160,758
BALANCE, DECEMBER 31, 2004	$ 21,308	$19,892,870	$6,555,092	$ (701,061)	$ (1,222,536)	$24,545,673

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 3,916,235	$ 2,786,424	$ 2,195,709
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization and accretion of premiums and discounts on investment securities, net	404,736	177,754	509,291
Provision for loan losses	360,000	300,000	265,000
Depreciation and amortization	360,933	310,120	254,383
Deferred income taxes	228,202	(98,518)	(50,355)
Gains on sales of available for sale securities	(34,450)	(293,021)	(134,985)
Gain on the sales of foreclosed real estate	(45,138)	-	-
Loans originated for sale	(277,000)	(10,548,640)	(5,372,900)
Proceeds from sales of loans held for sale	279,907	10,997,832	4,987,900
Gains on sales of loans held for sale	(2,907)	(64,192)	-
(Gain) loss on sale of repossessed assets	(500)	660	3,400
Loss on disposals of bank premises and equipment	2,594	1,985	352
Increase in accrued interest receivable	(10,520)	(487,209)	(198,089)
(Increase) decrease in other assets	(261,493)	(1,058,435)	4,767
Increase in cash surrender value of insurance	(333,387)	(359,258)	(317,912)
Decrease in deferred loan origination costs	66,486	332,381	359,908
Increase (decrease) in accrued expenses and other liabilities	513,896	(120,713)	154,753
Net cash provided by operating activities	5,167,594	1,877,170	2,661,222
CASH FLOWS FROM INVESTING ACTIVITIES			
Available for sale securities:			
Proceeds from maturities and principal payments	41,889,998	41,170,219	16,986,086
Purchases	(85,569,876)	(163,737,381)	(43,016,531)
Proceeds from sales	38,877,863	28,554,750	10,409,250
Held to maturity securities:			
Proceeds from maturities and principal payments	46,912	85,340	102,825
Purchase of Corporate stock	-	(50,000)	-
Purchase of Federal Reserve Bank stock	-	(144,000)	-
Purchase of Federal Home Loan Bank stock	(793,100)	-	-
Investment in First Litchfield Statutory Trust (Note H)	-	(211,000)	-
Net increase in loans	(26,876,055)	(2,898,120)	(3,345,456)
Proceeds from sales of repossessed assets	9,500	81,900	86,450
Purchases of premises and equipment	(345,227)	(519,919)	(220,196)
Proceeds from sale of premises and equipment	100	203	-
Purchase of life insurance policies	(287,250)	(687,250)	(660,000)
Proceeds from sale of foreclosed real estate	345,138	-	-
Net cash used in investing activities	(32,701,997)	(98,355,258)	(19,657,572)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in savings, money market and demand deposits	7,336,189	48,142,769	24,881,736
Net (decrease) increase in certificates of deposit	(10,045,297)	(13,268,225)	5,226,381
Proceeds from Federal Home Loan Bank advances	4,000,000	35,200,000	8,000,000
Repayments on Federal Home Loan Bank advances	(9,700,000)	(8,000,000)	(12,000,000)
Net increase in repurchase agreements with financial institutions	35,900,000	17,000,000	7,000,000
Net increase in repurchase agreements with customers	209,588	-	-
Proceeds from issuance of subordinated debt	-	7,011,000	-
Debt issuance costs paid	-	(204,000)	-
Distribution in cash for fractional shares of common stock	(6,392)	(4,465)	(3,282)
Proceeds from exercise of stock options	280,782	255,530	219,934
Dividends paid on common stock	(920,062)	(715,949)	(667,904)
Net cash provided by financing activities	27,054,808	85,416,660	32,656,865
Net (decrease) increase in cash and cash equivalents	(479,595)	(11,061,428)	15,660,515
CASH AND CASH EQUIVALENTS, at beginning of year	12,702,308	23,763,736	8,103,221
CASH AND CASH EQUIVALENTS, at end of year	$ 12,222,713	$ 12,702,308	$ 23,763,736
SUPPLEMENTAL INFORMATION			
Cash paid during the year for:			
Interest on deposits and borrowings	$ 6,126,517	$ 5,874,394	$ 7,131,142
Income taxes	$ 1,350,900	$ 1,903,166	$ 781,165
Noncash investing and financing activities:			
Transfer of loans to repossessed assets	$ -	$ 49,660	$ 91,100
Accrued dividends declared	$ 283,592	$ 227,160	$ 177,733

See Notes to Consolidated Financial Statements.

December 31, 2004

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of the First Litchfield Financial Corporation (the "Company") and The First National Bank of Litchfield (the "Bank"), a nationally-chartered commercial bank, and the Bank's wholly owned subsidiaries, Litchfield Mortgage Service Corporation and Lincoln Corporation. Deposits in the Bank are insured up to specified limits by the Bank Insurance Fund, which is administered by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank provides a full range of banking services to individuals and businesses located primarily in Northwestern Connecticut. These products and services include demand, savings, NOW, money market and time deposits, residential and commercial mortgages, consumer installment and other loans as well as trust services. The Bank is subject to competition from other financial institutions. The Bank is also subject to the regulations of certain federal agencies and undergoes periodic regulatory examinations.

On January 7, 2000, the Company filed a Form 10-SB registration statement with the Securities and Exchange Commission (the "SEC") to register the Company's $.01 par value common stock under the Securities and Exchange Act of 1934 (the "Exchange Act"). The Company files periodic financial reports with the SEC as required by the Exchange Act. On June 26, 2003, the Company formed First Litchfield Statutory Trust I for the purpose of issuing trust preferred securities and investing the proceeds in subordinated debentures issued by the Company, and on June 26, 2003, the first series of trust preferred securities were issued. (See Note H).

The significant accounting policies followed by the Company and the methods of applying those policies are summarized in the following paragraphs:

BASIS OF FINANCIAL STATEMENT PRESENTATION: The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and general practices within the banking industry. All significant intercompany balances and transactions have been eliminated. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, as of the date of the balance sheet and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK: Most of the Company's activities are with customers located within Litchfield County, Connecticut. Note C discusses the types of securities that the Company invests in. Note E discusses the types of lending that the Company engages in. The Company does not have any significant loan concentrations to any one industry or customer. Note K discusses a concentration related to the cash surrender value of the life insurance.

INVESTMENT IN DEBT AND MARKETABLE EQUITY SECURITIES: Management determines the appropriate classification of securities at the date individual investment securities are acquired, and the appropriateness of such classification is reassessed at each balance sheet date.

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Trading securities, if any, are carried at fair value, with unrealized gains and losses recognized in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of taxes.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

The sale of a held maturity security within three months of its maturity date or after collection of at least 85% of the principal outstanding at the time the security was acquired is considered a maturity for purposes of classification and disclosure.

INTEREST AND FEES ON LOANS: Interest on loans is included in income as earned based on contractual rates applied to principal amounts outstanding. The accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest, or when, in the judgement of management, collectibility of the loan or loan interest become uncertain. When accrual of interest is discontinued, any unpaid interest previously accrued is reversed from income. Subsequent recognition of income occurs only to the extent payment is received subject to management's assessment of the collectibility of the remaining principal and interest. The accrual of interest on loans past due 90 days or more, including impaired loans, may be continued when the value of the loan's collateral is believed to be sufficient to discharge all principal and accrued interest income due on the loan and the loan is in the process of collection. A non-accrual loan is restored to accrual status when it is no longer delinquent and collectibility of interest and principal is no longer in doubt. Loan origination fees and certain direct loan origination costs are deferred and the net amount is amortized as an adjustment of the related loan's yield. The Bank generally amortizes these amounts over the contractual life of the related loans, utilizing a method which approximates the interest method.

LOANS HELD FOR SALE: Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses, if any, are recognized through a valuation allowance by charges to noninterest income.

Mortgage loans held for sale are generally sold with the mortgage servicing rights released by the Company. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold on the trade date.

TRANSFER OF FINANCIAL ASSETS: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right to pledge or exchange the transferred assets and no condition both constrains the transferee from taking advantage of that right and provides more than a trivial benefit for the transferor, and (3) the transferor does not maintain effective control over the transferred assets through either (a) an agreement that both entitles and obligates the transferor to repurchase or redeem the assets before maturity or (b) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

LOANS RECEIVABLE: Loans receivable are stated at current unpaid principal balances net of the allowance for loan losses and deferred loan origination fees and costs. Management has the ability and intent to hold its loans for the foreseeable future or until maturity or payoff.

A loan is classified as a restructured loan when certain concessions have been made to the original contractual terms, such as reductions of interest rates or deferral of interest or principal payments, due to the borrowers' financial condition.

A loan is considered impaired when it is probable that the creditor will be unable to collect amounts due, both principal and interest, according to the contractual terms of the loan agreement. When a loan is impaired, impairment is measured using (1) the present value of expected future cash flows of the impaired loan discounted at the loan's original effective interest rate, (2) the observable market price of the impaired loan or (3) the fair value of the collateral if the loan is collateral-dependent. When a loan has been deemed to have an impairment, a valuation allowance is established for the amount of impairment. The Bank considers all non-accrual loans; other loans past due 90 days or more, based on contractual terms, and restructured loans to be impaired. The Bank's policy with regard to the recognition of interest income on impaired loans is consistent with that of loans not considered impaired.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate or probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions.

The Bank's mortgage loans are collateralized by real estate located principally in Litchfield County, Connecticut. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and real estate acquired through foreclosure is susceptible to changes in local market conditions. In addition, motor vehicles and recreational vehicles, whose value declines rapidly during the loan term, generally secure a substantial portion of the Bank's installment loans. Accordingly, the ultimate collectibility of a substantial portion of the Bank's installment loan portfolio and repossessed assets is susceptible to changes in local economic conditions.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance or write-downs may be necessary based on changes in economic conditions, particularly in Connecticut. In addition, the Office of the Comptroller of the Currency (the "OCC"), as an integral part of its examination process, periodically reviews the Bank's allowance for loan losses and valuation of other real estate. The OCC may require the Bank to recognize additions to the allowance or write-downs based on their judgements about information available to them at the time of their examination.

RATE LOCK COMMITMENTS: On March 13, 2002, the Financial Accounting Standards Board determined that loan commitments related to the origination or acquisition of mortgage loans that will be held for sale must be accounted for as derivative instruments, effective for fiscal quarters beginning after April 10, 2002. Accordingly, the Company adopted such accounting on July 1, 2002.

The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates. Prior to July 1, 2002, such commitments were recorded to the extent of fees received. Fees received were subsequently included in the net gain or loss on sale of mortgage loans.

The cumulative effect of adopting SFAS No. 133 for rate lock commitments as of July 1, 2002 was not material.

DERIVATIVE FINANCIAL INSTRUMENTS: On January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires that all derivatives be recognized as assets or liabilities in the balance sheet and measured at fair value.

PREMISES AND EQUIPMENT: Bank premises and equipment are carried at cost, net of accumulated depreciation and amortization. Depreciation is charged to operations using the straight-line method over the estimated useful lives of the related assets, which range from three to forty years. Leasehold improvements are capitalized and amortized over the shorter of the terms of the related leases or the estimated economic lives of the improvements. Gains and losses on dispositions are recognized upon realization. Maintenance and repairs are expensed as incurred and improvements are capitalized.

IMPAIRMENT OF LONG-LIVED ASSETS: Long-lived assets, including premises and equipment and certain identifiable intangible assets which are held and used by the Company, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment is indicated by that review, the asset is written down to its estimated fair value through a charge to noninterest expense.

REPURCHASE AGREEMENTS WITH CUSTOMERS: Repurchase agreements with customers are classified as secured borrowings, and generally mature within one to three days of the transaction date. Repurchase agreements are reflected at the amount of cash received in connection with the transaction. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

FORECLOSED REAL ESTATE: Foreclosed real estate is comprised of properties acquired through foreclosure proceedings and acceptance of a deed in lieu of foreclosure. These properties are carried at the lower of cost or fair value less estimated costs of disposal. At the time these properties are obtained, they are recorded at fair value through a direct charge against the allowance for loan losses, which establishes a new cost basis. Any subsequent declines in value are charged to income with a corresponding adjustment to the allowance for foreclosed real estate. Revenue and expense from the operation of foreclosed real estate and changes in the valuation allowance are included in operations. Costs relating to the development and improvement of the property are capitalized, subject to the limit of fair value of the collateral. Upon disposition, gains and losses, to the extent they exceed the corresponding valuation allowance, are reflected in the statement of income.

TRUST ASSETS: Assets of the Trust Department, other than trust cash on deposit at the Bank, are not included in these consolidated financial statements because they are not assets of the Company. Trust fees are recognized on the accrual basis of accounting.

INCOME TAXES: The Bank recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets may be reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

PENSION PLAN: The Bank has a noncontributory defined benefit pension plan that covers substantially all employees. Pension costs are accrued based on the projected unit credit method and the Bank's policy is to fund annual contributions in amounts necessary to meet the minimum funding standards established by the Employee Retirement Income Security Act (ERISA) of 1974.

STOCK OPTION PLANS: Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" encourages all entities to adopt a fair value based method of accounting for employee stock based compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows a company to continue to measure compensation cost for such plans under the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue to follow the accounting in APB 25, and as a result, provides pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied. There is no pro forma disclosure required for 2004, 2003 and 2002 because there was no stock-based compensation attributed to those years. See "Recent Accounting Pronouncements" below for developments related to stock-based compensation.

EARNINGS PER SHARE: Basic earnings per share represents income available to common shareholders and is computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options and are determined using the treasury stock method.

RELATED PARTY TRANSACTIONS: Directors and officers of the Company and Bank and their affiliates have been customers of and have had transactions with the Bank, and it is expected that such persons will continue to have such transactions in the future. Management believes that all deposit accounts, loans, services and commitments comprising such transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers who are not directors or officers. In the opinion of the management, the transactions with related parties did not involve more than normal risks of collectibility or favored treatment or terms, or present other unfavorable features. Notes D, I, and P contain details regarding related party transactions.

COMPREHENSIVE INCOME: Accounting principles generally require that recognized revenue, expenses, gains and losses are included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the shareholders' equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

STATEMENTS OF CASH FLOWS: Cash and due from banks, Federal funds sold and interest-earning deposits in banks are recognized as cash equivalents in the statements of cash flows. For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Generally, Federal funds sold have a one-day maturity. Cash flows from loans and deposits are reported net. The Company maintains amounts due from banks and Federal funds sold which, at times, may exceed federally insured limits. The Company has not experienced any losses from such concentrations.

RECENT ACCOUNTING PRONOUNCEMENTS: In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," ("FIN 46"), which establishes guidance for determining when an entity should consolidate another entity that meets the definition of a variable interest entity. FIN 46 requires a variable interest entity to be consolidated by a company if that company will absorb a majority of the expected losses, will receive a majority of the expected residual returns, or both. Transfers to qualified special-purpose entities ("QSPEs") and certain other interests in a QSPE are not subject to the requirements of FIN 46. On December 17, 2003, the FASB revised FIN 46 (FIN 46R) and deferred the effective date of FIN 46 to no later than the end of the first reporting period that ends after March 15, 2004, however, for special-purpose entities, FIN 46 would be required to be applied as of December 31, 2003. See Note H for the impact of the adoption of FIN 46 by the Company.

In April 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003. This Statement had no effect on the Company's financial statements.

In December 2003, the Accounting Standards Executive Committee of the AICPA issued Statement of Position No. 03-3 ("SOP 03-3"), "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 addresses the accounting for differences between contractual cash flows and the cash flows expected to be collected from purchased loans or debt securities if those differences are attributable, in part, to credit quality. SOP 03-3 requires purchased loans and debt securities to be recorded initially at fair value based on the present value of the cash flows expected to be collected with no carryover of any valuation allowance previously recognized by the seller. Interest income should be recognized based on the effective yield from the cash flows expected to be collected. To the extent that the purchased loans or debt securities experience subsequent deterioration in credit quality, a valuation allowance would be established for any additional cash flows that are not expected to be received. However, if more cash flows subsequently are expected to be received than originally estimated, the effective yield would be adjusted on a prospective basis. SOP 03-3 will be effective for loans and debt securities acquired after December 31, 2004. Management does not expect the adoption of this statement to have a material impact on the Company's financial statements.

On September 30, 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") Emerging Issues Task Force ("EITF") Issue No. 03-1-1 delaying the effective date of paragraphs 10-20 of EITF 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," which provides guidance for determining the meaning of "other-than-temporarily impaired" and its application to certain debt and equity securities within the scope of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Company can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. The delay of the effective date of EITF 03-1 will be superseded concurrent with the final issuance of proposed FSP Issue 03-1-a. Proposed FSP Issue 03-1-a is intended to provide implementation guidance with respect to all securities analyzed for impairment under paragraphs 10-20 of EITF 03-1. Management continues to closely monitor and evaluate how the provisions of EITF 03-1 and proposed FSP Issue 03-1-a will affect the Company.

In December 2004, the FASB published FASB Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123(R) is a replacement of FASB Statement No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretive guidance (APB 25).

The effect of SFAS 123(R) will be to require entities to measure the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. SFAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

The Company will be required to apply SFAS 123(R) as of the beginning of its first interim period that begins after June 15, 2005, which will be the quarter ending September 30, 2005.

SFAS 123(R) allows two methods for determining the effects of the transition: the modified prospective transition method and the modified retrospective method of transition. Under the modified prospective transition method, an entity would use the fair value based accounting method for all employee awards granted, modified, or settled after the effective date. As of the effective date, compensation cost related to the non-vested portion of awards outstanding as of that date would be based on the grant-date fair value of those awards as calculated under the original provisions of Statement No. 123; that is, an entity would not remeasure the grant-date fair value estimate of the unvested portion of awards granted prior to the effective date. An entity will have the further option to either apply SFAS 123(R) to all quarters in the fiscal year of adoption. Under the modified retrospective method of transition, an entity would revise its previously issued financial statements to recognize employee compensation cost for prior periods presented in accordance with the original provisions of Statement No. 123.

The Company has not completed its study of the transition methods or made any decisions about how it will adopt FAS 123(R). However, the Company does not believe that the adoption of SFAS 123(R) related to existing share-based payment transactions will have a significant effect on the Company's financial statements.

In March 2004, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 105, "Application of Accounting Principles to Loan Commitments," which provides guidance regarding loan commitments that are accounted for as derivative instruments. In this SAB, the SEC determined that an interest rate lock commitment should generally be valued at zero at inception. The rate locks will continue to be adjusted for changes in value resulting from changes in market interest rates. This SAB did not have a significant effect on the Company's financial position or results of operations.

NOTE B – RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserves against its respective transaction accounts and nonpersonal time deposits. At December 31, 2004 and 2003 the Bank was required to have cash and liquid assets of approximately $5,574,000 and $5,082,000, respectively, to meet these requirements. In addition, the Bank is required to maintain $200,000 in the Federal Reserve Bank for clearing purposes.

NOTE C – SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and approximate fair values of securities which are classified as available for sale and held to maturity at December 31, 2004 and 2003 are as follows:

AVAILABLE FOR SALE	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt Securities:				
U.S. Treasury securities	$ 5,292,694	$ 15,742	$ (30,915)	$ 5,277,521
U.S. Government Agency securities	43,962,574	44,262	(828,456)	43,178,380
State and Municipal Obligations	18,078,583	573,799	(13,259)	18,639,123
Corporate and Other Bonds	3,007,856	-	(13,856)	2,994,000
	70,341,707	633,803	(886,486)	70,089,024
Mortgage-Backed Securities:				
GNMA	6,999,501	35,965	(12,548)	7,022,918
FNMA	63,486,399	6,439	(1,250,920)	62,241,918
FHLMC	32,818,476	48,630	(427,211)	32,439,895
	103,304,376	91,034	(1,690,679)	101,704,731
Marketable Equity Securities	2,000,000	-	-	2,000,000
Total available for sale securities	$ 175,646,083	$ 724,837	$ (2,577,165)	$ 173,793,755

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt Securities:				
U.S. Treasury securities	$ 4,991,736	$ 127,685	$ (987)	$ 5,118,434
U.S. Government Agency Securities	46,807,223	69,960	(1,024,405)	45,852,778
State and Municipal Obligations	13,337,288	830,561	(1,087)	14,166,762
Corporate and Other Bonds	3,015,668	-	(668)	3,015,000
	68,151,915	1,028,206	(1,027,147)	68,152,974
Mortgage-Backed Securities:				
GNMA	8,403,934	43,346	(24,285)	8,422,995
FNMA	59,013,858	394,751	(539,479)	58,869,130
FHLMC	35,644,699	340,174	(382,822)	35,602,051
	103,062,491	778,271	(946,586)	102,894,176
Total available for sale securities	$ 171,214,406	$ 1,806,477	$ (1,973,733)	$ 171,047,150

HELD TO MATURITY

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-Backed Securities:				
GNMA	$ 58,564	$ -	$ (750)	$ 57,814
FHLMC	12,382	-	-	12,382
Total held to maturity securities	$ 70,946	$ -	$ (750)	$ 70,196

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-Backed Securities:				
GNMA	$ 78,104	$ -	$ (1,173)	$ 76,931
FHLMC	39,702	2,388	-	42,090
Total held to maturity securities	$ 117,806	$ 2,388	$ (1,173)	$ 119,021

The following table presents the Bank's securities' gross unrealized losses and fair value, aggregated by the length of time the individual securities have been in a continuous unrealized loss position at December 31, 2004:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Investment Securities:						
U.S. Treasury securities	$ 4,261,896	$ 30,915	$ -	$ -	$ 4,261,896	$ 30,915
U.S. Government Agency securities	11,838,390	150,318	24,317,180	678,138	36,155,570	828,456
State & Municipal obligations	2,157,307	13,259	-	-	2,157,307	13,259
Corporate & other bonds	2,994,000	13,856	-	-	2,994,000	13,856
	21,251,593	208,348	24,317,180	678,138	45,568,773	886,486
Mortgage-Backed Securities:						
GNMA	1,350,670	11,104	547,472	2,195	1,898,142	13,299
FNMA	43,096,119	838,628	18,511,502	412,292	61,607,621	1,250,920
FHLMC	19,801,587	209,581	8,208,649	217,630	28,010,236	427,211
	64,248,376	1,059,313	27,267,623	632,117	91,515,999	1,691,430
Total	$ 85,499,969	$ 1,267,661	$ 51,584,803	$ 1,310,255	$ 137,084,772	$ 2,577,916

At December 31, 2003, there were no securities that have been in a continuous unrealized loss position for a period of twelve months or more.

At December 31, 2004, fifty-seven securities have unrealized losses. Management does not believe that any of the unrealized losses are other than temporary as they primarily relate to debt and mortgage-backed securities issued by U.S. Government and U.S. Government agencies, and are due to changes in the interest rate environment. The Company has both the intent and the ability to hold these securities until maturity or until the fair value fully recovers. In addition, management considers the issuers of the securities to be financially sound and the Company will receive all contractual principal and interest related to these investments. As a result, management believes that these unrealized losses will not have a negative impact on future earnings or a permanent effect on capital. However, Management periodically evaluates investment alternatives to properly manage the overall balance sheet. The timing of sales and reinvestments is based on various factors, including management's evaluation of interest rate risks and liquidity needs.

The amortized cost and fair value of debt securities at December 31, 2004, by contractual maturity, are shown below. Actual maturities of mortgage-backed securities may differ from contractual maturities because the mortgages underlying the securities may be called or prepaid with or without call or prepayment penalties. Because mortgage-backed securities are not due at a single maturity date, they are not included in the maturity categories in the following maturity summary.

	December 31, 2004			
	Available-for-Sale Securities		Held-to-Maturity Securities	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 1,999,370	$ 2,008,282	$ -	$ -
Due after one year through five years	3,293,324	3,269,239	-	-
Due after five years through ten years	35,628,227	34,960,268		
Due after ten years	29,420,786	29,851,235	-	-
	70,341,707	70,089,024	-	-
Mortgage-backed securities	103,304,376	101,704,731	70,946	70,196
TOTAL DEBT SECURITIES	$ 173,646,083	$ 171,793,755	$ 70,946	$ 70,196

For the years ended December 31, 2004, 2003 and 2002, proceeds from the sales of available for sale securities were $38,877,863, $28,554,750 and $10,409,250, respectively. Gross gains of $34,450, $293,021 and $134,985, respectively, were realized on these sales.

Investment securities with a carrying value of $87,645,000 and $34,905,000 were pledged as collateral to secure treasury tax and loan, trust assets, securities sold under agreements to repurchase and public funds at December 31, 2004 and 2003, respectively.

During 2004 and 2003, there were no transfers of securities from the available for sale category into the held to maturity or trading categories, and there were no securities classified as held to maturity that were transferred to available for sale or trading categories.

NOTE D – LOANS TO RELATED PARTIES

In the normal course of business the Bank has granted loans to officers and directors of the Bank and to their associates. As of December 31, 2004, all loans to officers, directors and their associates were performing in accordance with the contractual terms of the loans. Changes in these loans to persons considered to be related parties are as follows:

	2004	2003
Balance at the beginning of year	$ 2,579,194	$ 2,264,522
Advances	960,934	512,009
Repayments	(501,502)	(230,501)
Other changes	(237,749)	33,164
BALANCE AT END OF YEAR	$ 2,800,077	$ 2,579,194

Other changes in loans to related parties resulted from loans to individuals who ceased being related parties during the year, as well as existing loans outstanding at the beginning of the year to individuals who became related parties during the year.

NOTE E – LOANS, ALLOWANCE FOR LOAN LOSSES AND NONPERFORMING LOANS

A summary of loans at December 31, 2004 and 2003 is as follows:

		2004	2003
Real estate—residential mortgage		$148,661,814	$ 126,316,716
Real estate—commercial mortgage		33,655,103	27,021,687
Real estate—construction		11,596,972	9,228,077
Commercial		17,910,953	20,754,459
Installment		6,315,197	8,056,658
Other		80,118	86,012
	TOTAL LOANS	218,220,157	191,463,609
Net deferred loan origination costs		198,541	265,027
Allowance for loan losses		(1,389,947)	(1,149,454)
	NET LOANS	$217,028,751	$ 190,579,182

Changes in the allowance for loan losses for the years ended December 31, 2004, 2003 and 2002, were as follows:

	2004	2003	2002
Balance at beginning of year	$1,149,454	$ 1,011,052	$ 957,731
Provision for loan losses	360,000	300,000	265,000
Loans charged off	(184,970)	(309,337)	(248,527)
Recoveries of loans previously charged off	65,463	147,739	36,848
BALANCE AT END OF YEAR	$1,389,947	$ 1,149,454	$ 1,011,052

A summary of nonperforming loans follows:

		2004	2003
Non-accrual loans		$ 1,634,999	$ 1,424,097
Accruing loans contractually past due 90 days or more		-	-
	TOTAL	$ 1,634,999	$ 1,424,097

If interest income on non-accrual loans throughout the year had been recognized in accordance with the loans' contractual terms, approximately $14,000, $73,000 and $80,000 of additional interest would have been recorded for the years ended December 31, 2004, 2003 and 2002, respectively.

The following information relates to impaired loans, which include all nonaccrual loans and other loans past due 90 days or more, and all restructured loans, as of and for the years ended December 31, 2004 and 2003:

		2004	2003
Loans receivable for which there is a related allowance for loan losses determined:			
Based on discounted cash flows		$ 39,000	$ 284,000
Based on the fair value of collateral		148,000	129,000
	Total	$ 187,000	$ 413,000
Loans receivable for which there is no related allowance for loan losses determined:			
Based on discounted cash flows		$ -	$ 830,000
Based on the fair value of collateral		1,448,000	181,000
	Total	$ 1,448,000	$ 1,011,000
Allowance for loan losses related to impaired loans		$ 187,000	$ 161,000

Additional information related to impaired loans is as follows:

	2004	2003	2002
Average recorded investment in impaired loans	$1,236,000	$ 1,350,000	$ 987,000
Interest income recognized	$ 94,000	$ 70,000	$ 67,000
Cash interest received	$ 100,000	$ 123,000	$ 118,000

The Bank has no commitments to lend additional funds to borrowers whose loans are impaired.

The Bank's lending activities are conducted principally in the Litchfield County section of Connecticut. The Bank grants single-family and multi-family residential loans, commercial real estate loans, commercial business loans and a variety of consumer loans. In addition, the Bank grants loans for the construction of residential homes, residential developments and for land development projects. Although lending activities are diversified, a substantial portion of many of the Bank's customers' net worth is dependent on real estate values in the Bank's market area. The Bank also grants loans for motor vehicles and recreational vehicles. Collectibility of such loans is dependent on a variety of factors including general economic conditions, employment stability, and the borrower's level of consumer debt.

The Bank has established credit policies applicable to each type of lending activity in which it engages, evaluates the creditworthiness of each customer and, in most cases, extends credit of up to 80% of the market value of the collateral at the date of the credit extension depending on the Bank's evaluation of the borrowers' creditworthiness and type of collateral. The market value of collateral is monitored on an ongoing basis and additional collateral is obtained when warranted. Real estate is the primary form of collateral. Other important forms of collateral are marketable securities, time deposits, automobiles, boats, motorcycles and recreational vehicles. While collateral provides assurance as a secondary source of repayment, the Bank ordinarily requires the primary source of repayment to be based on the borrower's ability to generate continuing cash flows. The Bank's policy for real estate collateral requires that, generally, the amount of the loan may not exceed 80% of the original appraised value of the property. Private mortgage insurance is required for the portion of the loan in excess of 80% of the original appraised value of the property. For installment loans, the Bank may loan up to 100% of the value of the collateral.

NOTE F – PREMISES AND EQUIPMENT

The major categories of premises and equipment as of December 31, 2004 and 2003 are as follows:

	2004	2003
Land	$ 674,849	$ 674,849
Buildings	3,037,633	3,000,120
Furniture and fixtures	2,429,781	2,353,624
Leasehold improvements	260,080	260,080
	6,402,343	6,288,673
Less accumulated depreciation and amortization	3,632,516	3,500,446
	$ 2,769,827	$ 2,788,227

Depreciation and amortization expense on premises and equipment for the years ended December 31, 2004, 2003 and 2002 was $360,933, $310,120 and $254,383 respectively.

NOTE G – LEASE COMMITMENTS

At December 31, 2004, the Company was obligated under various noncancellable operating leases for office space. Certain leases contain renewal options and provide for increased rentals based principally on increases in the average consumer price index. The Company also pays certain executory costs under these leases. Net rent expense under operating leases was approximately $151,000, $149,000 and $110,000 for 2004, 2003 and 2002 respectively. The future minimum payments under operating leases are as follows:

2005	$ 125,000
2006	87,000
2007	53,000
2008	18,000
2009	5,000
Total	$ 288,000

NOTE H – BORROWINGS

Federal Home Loan Bank Borrowings

The Bank, which is a member of the Federal Home Loan Bank of Boston (the "FHLBB"), is required to maintain as collateral, an investment in capital stock of the FHLBB in an amount equal to a certain percentage of its outstanding residential first mortgage loans. Purchases of Federal Home Loan Bank stock totaled $793,100 during 2004. There were no stock purchases during 2003. The 2004 increase in FHLBB stock is due to capital structure changes implemented during the second quarter of 2004 by the Federal Home Loan Bank of Boston (FHLBB). These changes require each institution's stock investment in the FHLBB to be reflective of that institution's use of FHLBB products. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provision of the Federal Home Loan Bank. As a member of the FHLBB, the Bank has access to a preapproved line of credit of up to 2% of its total assets and the capacity to obtain additional advances up to 30% of its total assets. In accordance with an agreement with the FHLBB, the Bank is required to maintain qualified collateral, as defined in the FHLBB Statement of Products Policy, free and clear of liens, pledges and encumbrances for the advances. FHLBB stock and certain loans which aggregate approximately 100% of the outstanding advances are used as collateral. At December 31, 2004 there were no Federal Home Loan Bank advances under the line of credit. At December 31, 2004 and 2003, other outstanding advances from the FHLBB aggregated $29,500,000 and $30,500,000, respectively, at interest rates ranging from 2.23% to 3.76%, and 1.45% to 3.76%, respectively.

Repurchase Agreements with Financial Institutions
At December 31, 2004 and 2003, securities sold under agreements to repurchase totaled $59,900,000 and $24,000,000, respectively, at interest rates ranging from 1.44% to 3.27%, and 1.55% to 4.50%, respectively.

Subordinated Debt
During 2003, the Company formed First Litchfield Statutory Trust I (the "Trust") and owns all of the Trust's common securities. The Trust has no independent assets or operations, and exists for the sole purpose of issuing trust securities and investing the proceeds thereof in an equivalent amount of junior subordinated debentures issued by the Company.

The Trust issued $6,800,000 of trust preferred securities in 2003. Pursuant to FASB Interpretation No. 46R ("FIN 46R"), "Consolidation of Variable Interest Entities," issued in December 2003, the Company deconsolidated the Trust on December 31, 2003. As a result, the consolidated balance sheet as of December 31, 2004 and 2003 includes $7,011,000 of subordinated debt, which was previously presented in the Company's 2003 quarterly unaudited balance sheets as $6,800,000 in trust preferred securities after a consolidation elimination of $211,000. The Company's investment in the Trust of $211,000 is included in other assets. The overall effect on the financial position and operating results of the Company was not significant.

Trust preferred securities are currently considered regulatory capital for purposes of determining the Company's Tier I capital ratios. On March 1, 2005, the Board of Governors of the Federal Reserve System, which is the Company's banking regulator, approved final rules that allow for the continued inclusion of outstanding and prospective issuances of trust preferred securities in regulatory capital subject to new, more strict limitations. The Company has until March 31, 2009 to meet the new limitations. Management does not believe these final rules will have a significant impact on the Company.

The subordinated debt securities are unsecured obligations of the Company and are subordinate and junior in right of payment to all present and future senior indebtedness of the Company. The Company has entered into a guarantee, which together with its obligations under the subordinated debt securities and the declaration of trust governing the Trust, including its obligations to pay costs, expenses, debts and liabilities, other than trust securities, provides a full and unconditional guarantee of amounts on the capital securities. The subordinated debentures, which bear interest at six month LIBOR plus 3.10% (5.65% at December 31, 2004), mature on June 26, 2033 and can be redeemed at the Company's option in 2008.

The trust securities also bear interest at three month LIBOR plus 3.10%. The duration of the Trust is thirty-five years, however the trust securities are redeemable at par at the Trust's option in 2008.

The contractual maturities of the Company's borrowings at December 31, 2004, by year, are as follows:

	Fixed Rate	Floating Rate	Total
2005	$ 31,700,000	$ -	$ 31,700,000
2006	7,500,000	-	7,500,000
2007	31,150,000	-	31,150,000
2008	14,500,000	-	14,500,000
2009	4,550,000	-	4,550,000
Thereafter	-	7,011,000	7,011,000
TOTAL LONG-TERM DEBT	$ 89,400,000	$ 7,011,000	$ 96,411,000

NOTE I – DEPOSITS

A summary of deposits at December 31, 2004 and 2003 is as follows:

	2004	2003
Noninterest bearing:		
Demand	$ 58,409,685	$ 49,239,404
Interest bearing:		
Savings	57,934,199	54,616,381
Money market	98,585,769	103,737,680
Time certificates of deposit in denominations of $100,000 or more	25,823,673	28,723,917
Other time certificates of deposit	60,094,053	67,239,105
	$ 300,847,379	$ 303,556,487

Included in deposits as of December 31, 2004 are approximately $4,318,000 of brokered deposits which have varying maturities through September 2006. There were no brokered deposits as of December 31, 2003.

The following is a summary of time certificates of deposits by contractual maturity as of December 31, 2004:

2005	$ 52,972,327
2006	24,226,739
2007	8,386,702
2008	185,010
2009 and thereafter	146,948
Total	$ 85,917,726

Deposit accounts of officers, directors and their associates aggregated $3,954,884 and $2,624,605 at December 31, 2004 and 2003, respectively.

NOTE J – INCOME TAXES

The components of the income tax provision are as follows:

	2004	2003	2002
Current Provision:			
Federal	$1,292,760	$ 979,614	$ 679,834
Deferred Provision (Benefit):			
Federal	228,202	(98,518)	(50,355)
Total	$1,520,962	$ 881,096	$ 629,479

A reconciliation of the anticipated income tax expense (computed by applying the Federal statutory income tax rate of 34% to the income before taxes) to the provision for income taxes as reported in the statements of income is as follows:

	2004		2003		2002	
Provision for income taxes at statutory Federal rate	$1,848,647	34%	$1,246,957	34%	$960,564	34%
Increase (decrease) resulting from:						
Tax exempt income	(245,138)	(4)	(261,360)	(7)	(244,335)	(4)
Nondeductible interest expense	15,244	-	17,726	-	21,417	1
Other	(97,791)	(2)	(122,227)	(3)	(108,167)	(4)
Provision for income taxes	$1,520,962	28%	$ 881,096	24%	$629,479	27%

The tax effects of temporary differences that give rise to significant components of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below:

	2004	2003
Deferred tax assets:		
Allowance for loan losses	$ 472,581	$ 390,813
Depreciation	44,366	152,094
Accrued expenses	247,805	203,684
Unrealized loss on available for sale securities	629,792	56,867
All other	-	104,595
Total gross deferred tax assets	1,394,544	908,053
Deferred tax liabilities:		
Tax bad debt reserve	(153,536)	(153,536)
Prepaid pension costs	(255,960)	(253,311)
Net deferred loan costs	(67,504)	(90,109)
Prepaid expenses and other	(9,521)	(8,555)
Total gross deferred tax liabilities	(486,521)	(505,511)
Net deferred tax asset	$ 908,023	$ 402,542

Based on the Company's earning history and amount of income taxes paid in prior years, management believes that it is more likely than not that the deferred tax asset will be realized.

Effective for taxable years commencing after December 31, 1998, financial services institutions doing business in Connecticut are permitted to establish a "passive investment company" ("PIC") to hold and manage loans secured by real property. PICs are exempt from Connecticut corporation business tax, and dividends received by the financial services institution's parent from PICs are not taxable. In August 2000, the Bank established a PIC, as a wholly-owned subsidiary, and beginning in October 2000, transferred a portion of its residential and commercial mortgage loan portfolios from the Bank to the PIC. A substantial portion of the Company's interest income is now derived from the PIC, an entity that has been organized as a state tax exempt entity, and accordingly there is no provision for state income taxes in 2004, 2003 and 2002.

NOTE K – EMPLOYEE BENEFITS

PENSION PLAN: The Bank has a noncontributory defined benefit pension plan (the "Plan") that covers substantially all employees who have completed one year of service and have attained age 21. The benefits are based on years of service and the employee's compensation during the last five years of employment. The Bank's funding policy is to contribute amounts to the Plan sufficient to meet the minimum funding requirements set forth in ERISA, plus such additional amounts as the Bank may determine to be appropriate from time to time. The actuarial information has been calculated using the projected unit credit method.

The following table sets forth the Plan's funded status and amounts recognized in the consolidated balance sheets at December 31, 2004, 2003 and 2002 using a measurement date of December 31:

	2004	2003	2002
Change in benefit obligation			
Benefit obligation, beginning	$ 3,309,744	$ 2,518,601	$ 2,311,167
Service cost	259,555	205,147	179,903
Interest cost	192,198	185,163	159,022
Actuarial gain	(51,602)	673,943	(1,814)
Benefits paid	(142,832)	(273,110)	(129,677)
Benefit obligation, ending	3,567,063	3,309,744	2,518,601
Change in plan assets:			
Fair value of plans assets, beginning	2,736,414	2,424,382	2,491,888
Actual return on plan assets	196,749	377,488	(174,603)
Employer contribution	287,100	207,654	236,774
Benefits paid	(142,832)	(273,110)	(129,677)
Fair value of plan assets, ending	3,077,431	2,736,414	2,424,382
Funded status	(489,632)	(573,330)	(94,219)
Unrecognized net actuarial gain	1,248,449	1,318,363	809,237
Unrecognized service cost	-	-	(27,235)
Prepaid benefit cost	$ 758,817	$ 745,033	$ 687,783

The accumulated benefit obligation was $2,625,352 and $2,658,485 at December 31, 2004 and 2003, respectively.

Components of net periodic benefit cost:	2004	2003	2002
Service cost	$ 259,555	$ 205,147	$ 179,903
Interest cost	192,198	185,163	159,022
Expected return on plan assets	(226,290)	(225,009)	(190,390)
Amortization of prior service cost	-	(27,235)	(27,235)
Amortization of unrealized loss	47,853	12,338	13,004
Net periodic benefit cost	$ 273,316	$ 150,404	$ 134,304

Weighted-average assumptions used to determine benefit obligations at December 31:		
Discount rate	6.00%	6.00%
Rate of compensation increase	5.00%	5.00%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:			
Discount rate	6.00%	7.00%	7.00%
Expected return on plan assets	7.50%	7.50%	7.50%
Rate of compensation increase	5.00%	5.00%	5.00%

The pension expense for the Plan was $273,316, $150,404 and $134,304 for the years ended December 31, 2004, 2003 and 2002, respectively, and is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on Plan assets of 7.50% each year. In developing the expected long-term rate of return assumption, management evaluated input from its investment advisor and actuaries, including their review of asset class return expectations as well as long-term inflation assumptions. Management anticipates that investments will continue to generate long-term returns averaging at least 7.50%. Management regularly reviews the asset allocations and periodically rebalances investments when considered appropriate. Management continues to believe that 7.50% is a conservatively reasonable long-term rate of return on Plan assets. Management will continue to evaluate the actuarial assumptions, including the expected rate of return, at least annually, and will adjust as necessary.

The Bank's pension plan weighted average asset allocations at December 31, 2004 and 2003 by asset category are as follows:

	Percentage of Plan Assets as of December 31,	
Asset Category	2004	2003
Cash and receivables	10%	10%
Corporate debt and equity securities	17%	20%
Pooled funds/Mutual funds	62%	62%
Government securities	11%	5%
Other investments	0%	3%
Total	100%	100%

The purpose of the pension investment program is to provide the means to pay retirement benefits to participants and their beneficiaries in the amounts and at the times called for by the Plan. Annual contributions are based on the difference between the estimated plan liability and the current plan assets which are diversified and invested in accordance with guidelines established by the Bank's Compensation and Trust Committees. During the first quarter of 2005, the Bank's pension plan was curtailed. Because of this action, for the plan year beginning November 15, 2004, no contributions to the Plan are estimated to be made by the Bank.

The portfolio is managed according to a Growth and Income objective with a target asset allocation of 60% equity and 40% fixed income exposure. Rebalancing takes place when the investment mix varies more than 5% of its target asset allocation. Equity plan assets are further diversified in investment styles ranging from large cap, mid cap, small cap and international through the investment in five equity mutual funds. Individual corporate, government agency and municipal bonds/notes provide fixed income for the plan and are diversified by type, credit quality and duration. The fifteen to twenty fixed income investments are laddered by maturity in order to mitigate interest rate sensitivity and income fluctuations over time.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2005	$ 127,000
2006	127,000
2007	149,000
2008	186,000
2009	213,000
2010-2014	1,559,000

EMPLOYEE SAVINGS PLAN: The Bank offers an employee savings plan under section 401(k) of the Internal Revenue Code. Under the terms of the Plan, employees may contribute up to 10% of their pre-tax compensation. For the years ended December 31, 2004 and 2003, the Bank made matching contributions equal to 50% of participant contributions up to the first 4% of pre-tax compensation of a contributing participant. For the year ended December 31, 2002, the Bank made matching contributions equal to 75% of participant contributions up to the first 4% of pre-tax compensation of a contributing participant. Participants vest immediately in both their own contributions and the Bank's contributions. Employee savings plan expense was $57,432, $54,632 and $91,349 for 2004, 2003 and 2002, respectively.

OTHER BENEFIT PLANS: On March 28, 2002 the Company's Board of Directors approved the terms of an early retirement agreement with the former President of the Company and the Bank. This agreement was finalized on April 2, 2002. For the year ended December 31, 2002, $347,790 of expenses are included in operations relating to this agreement. During 2003, all remaining obligations were paid to the former President.

Effective December 31, 1996, the Bank entered into a supplemental retirement plan with the Bank's Senior Lending Officer, who retired in 1997. At December 31, 2004 and 2003, accrued supplemental retirement benefits of $26,946, are recognized in the Company's balance sheet related to this plan. Payments to this retiree will be $5,000 per year through 2008.

Beginning in 1996, the Company offers directors the option to defer their directors' fees. If deferred, the fees are held in a trust account with the Bank. The Bank has no control over the trust. The value (on a cost basis) of the related trust assets and corresponding liability of $367,738 and $349,160 at December 31, 2004, and 2003, respectively are included in the Company's balance sheet.

In 2000, the Bank adopted a long-term incentive compensation plan for its executive officers and directors. Under this plan, officers and directors are awarded deferred incentive compensation annually based on the earnings performance of the Bank.

Twenty percent of each award vests immediately, and the remainder vests ratably over the next four years, however, awards are immediately vested upon change of control of the Bank, or when the participants reach their normal retirement date or early retirement age, as defined. In addition, interest is earned annually on the vested portion of the awards. Upon retirement, the participants' total deferred compensation, including earnings thereon, may be paid out in one lump sum, or paid in equal annual installments over fifteen years for executive officers and ten years for directors. For the years ended December 31, 2004, 2003 and 2002, $164,998, $111,134 and $52,992, respectively, were charged to operations under this plan. The related liability, of $334,153 and $222,961 at December 31, 2004 and 2003, respectively, is included in accrued expenses and other liabilities. At December 31, 2004 and 2003, unvested benefits earned under this plan were approximately $127,000 and $96,000, respectively.

The Bank has an investment in, and is the beneficiary of, life insurance policies on the lives of certain current and former directors and officers. The purpose of these life insurance investments is to provide income through the appreciation in cash surrender values of the policies, which is used to offset the costs of the long-term incentive compensation plan as well as other employee benefit plans. These policies have aggregate cash surrender values of approximately $8,906,000 and $8,286,000 at December 31, 2004 and 2003, respectively. In addition, these assets are unsecured and are maintained with six insurance carriers.

The Company has agreements with certain members of senior management which provide for cash severance payments equal to two times annual compensation for the previous year, upon involuntary termination or reassignment of duties inconsistent with the duties of a senior executive officer, within 24 months following a "change in control" (as such terms are defined in the agreements). In addition, the agreements provide for the continuation of health and other insurance benefits for a period of 24 months following a change in control. The Company has similar agreements with other members of management which provide for cash severance of six months annual compensation if termination or reassignment of duties occurs within six months following a change of control, and provide for the continuation of health and other insurance benefits for a period of six months following a change in control.

NOTE L – SHAREHOLDERS' EQUITY AND EARNINGS PER SHARE

In November 2004, 2003 and 2002, the Board of Directors declared 5% stock dividends payable on December 31, 2004, December 31, 2003 and December 31, 2002, respectively. Payment of these dividends resulted in the issuance of 101,242, 94,896 and 88,958 additional common shares in December 2004, 2003 and 2002, respectively. The market value of the shares issued was charged to retained earnings, the par value of the shares issued was credited to common stock and the remainder was credited to capital surplus. Fractional shares were payable in cash on an equivalent share basis of $27.00 for the 2004 stock dividend and $19.50 for the 2003 stock dividend and $14.24 for the 2002 stock dividend. Weighted-average shares and per share data have been restated to give effect to all stock dividends and splits.

In December 2004, the Board of Directors of the Company adopted a resolution authorizing the Company to repurchase up to 120,000 shares of the Company's common stock from time to time for a period of one year, at prices to be determined by the Company and sellers at the time of each transaction. As of December 31, 2004 the Company had not redeemed any outstanding common stock in connection with this program.

The following is information about the computation of net income per share for the years ended December 31, 2004, 2003 and 2002. The 2003 and 2002 information has been restated to give retroactive effect to all stock dividends and stock splits for the periods presented.

	For the Year Ended December 31, 2004		
	Net Income	Shares	Per Share Amount
Basic Net Income Per Share			
Income available to common stockholders	$ 3,916,235	2,016,357	$ 1.94
Effect of Dilutive Securities			
Options Outstanding	-	26,654	
Diluted Net Income Per Share			
Income available to common stockholders plus assumed conversions	$ 3,916,235	2,043,011	$ 1.92

	For the Year Ended December 31, 2003		
	Net Income	Shares	Per Share Amount
Basic Net Income Per Share			
Income available to common stockholders	$ 2,786,424	1,977,785	$ 1.41
Effect of Dilutive Securities			
Options Outstanding	-	39,100	

	Net Income	Shares	Per Share Amount
Diluted Net Income Per Share			
Income available to common stockholders plus assumed conversions	$ 2,786,424	2,016,885	$ 1.38

	For the Year Ended December 31, 2002		
	Net Income	Shares	Per Share Amount
Basic Net Income Per Share			
Income available to common stockholders	$ 2,195,709	1,934,428	$ 1.14
Effect of Dilutive Securities			
Options Outstanding	-	54,412	
Diluted Net Income Per Share			
Income available to common stockholders plus assumed conversions	$ 2,195,709	1,988,840	$ 1.10

NOTE M – STOCK OPTION PLANS

At December 31, 2004, the Company had one fixed option plan, which is described below. The Company has elected to apply APB Opinion No. 25 to account for the stock options granted to employees, including directors, and accordingly, no compensation cost has been recognized in the consolidated statements of income for the fixed stock option plan.

OPTION PLAN FOR OFFICERS AND OUTSIDE DIRECTORS

A stock option plan for officers and outside directors was approved by the shareholders during 1994. The price and number of options in the plan have been adjusted for all stock dividends and splits.

The stock option plan for directors automatically granted each director an initial option of 3,216 shares of the Company's common stock. Automatic annual grants of an additional 546 shares for each director were given for each of the four following years.

The stock option plan for officers, grants options based upon individual officer performance.

Under both the director and officer plans, the price per share of the option is the fair market value of the Company's stock at the date of the grant. No option may be exercised until 12 months after it is granted at which time options fully vest. Options are exercisable for a period of ten years from the grant thereof.

Activity in the option plan for officers and outside directors for 2004, 2003 and 2002 is summarized as follows: (The number of shares and price per share have been adjusted to give retroactive effect to all stock dividends and splits).

	2004		2003		2002	
	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
Options outstanding at the beginning of the year	70,585	9.43	103,399	8.91	130,203	8.76
Granted	-	-	-	-	-	-
Exercised	33,816	8.30	32,814	7.80	26,804	8.20
Cancelled	-	-	-	-	-	-
Options outstanding at end of year	36,769	10.46	70,585	9.43	103,399	8.91
Options exercisable at end of year	36,769	10.46	70,585	9.43	103,399	8.91

At December 31, 2004, exercise prices ranged from $5.85 to $13.81 with an average remaining contractual life of 2.8 years and a weighted average exercise price of $10.46.

Shares reserved for issuance of common stock under all the option plans is equal to the amount of options outstanding at the end of the year or 36,769.

NOTE N – RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS OR ADVANCES

Dividends are paid by the Company from its assets which are mainly provided by dividends from the Bank. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances. The approval of the Comptroller of the Currency is required to pay dividends in excess of the Bank's earnings retained in the current year plus retained net profits for the preceding two years. As of December 31, 2004, the Bank had retained earnings of approximately $20,964,000 of which approximately $6,789,000 was available for distribution to the Company as dividends without prior regulatory approval.

Under Federal Reserve regulation, the Bank is also limited to the amount it may loan to the Company, unless such loans are collateralized by specified obligations. At December 31, 2004, the amount available for transfer from the Bank to the Company in the form of loans is limited to 10% of the Bank's capital stock and surplus.

NOTE O – COMMITMENTS AND CONTINGENCIES

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Bank is party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These instruments include commitments to extend credit and unused lines of credit, and expose the Bank to credit risk in excess of the amounts recognized in the balance sheets.

The contractual amounts of commitments to extend credit represent the amounts of potential accounting loss should: the contract be fully drawn upon; the customer default; and the value of any existing collateral become worthless. The Bank uses the same credit policies in making off-balance-sheet commitments and conditional obligations as it does for on-balance-sheet instruments. Management believes that the Bank controls the credit risk of these financial instruments through credit approvals, credit limits, monitoring procedures and the receipt of collateral as deemed necessary. Total credit exposures at December 31, 2004 and 2003 related to these items are summarized below:

	2004 Contract Amount	2003 Contract Amount
Loan commitments:		
Approved mortgage and equity loan commitments	$ 20,709,000	$ 4,830,000
Unadvanced portion of construction loans	10,827,000	4,170,000
Unadvanced portion of:		
Commercial lines of credit	10,716,000	7,144,000
Home equity lines of credit	24,134,000	19,974,000
Overdraft protection	607,000	651,000
Credit Cards	2,238,000	1,941,000
Floor plans	1,101,000	475,000
Standby letters of credit	1,176,000	662,000
	$ 71,508,000	$ 39,847,000

Loan commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Loan commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held is primarily residential property. Interest rates on the above are primarily variable. Standby letters of credit are written commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of January 1, 2003, newly issued or modified guarantees that are not derivative contracts have been recorded on the Company's consolidated balance sheet at their fair value at inception. No liability related to guarantees was required to be recorded at December 31, 2004 and 2003.

LEGAL PROCEEDINGS

The Company is involved in various legal proceedings which arose during the course of business and are pending against the Company. Management believes the ultimate resolution of these actions and the liability, if any, resulting from such actions will not materially affect the financial condition or results of operations of the Company.

NOTE P – RELATED PARTY TRANSACTIONS

For the years ended December 31, 2004 and 2003, the Bank paid approximately $201,000 and $195,000, respectively, for insurance, rent and legal fees, to companies, the principals of which are Directors of the Company.

NOTE Q – REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004 that the Bank meets all capital adequacy requirements to which it is subject.

Tier 1 capital consists of common shareholders' equity, noncumulative and cumulative perpetual preferred stock, and minority interests less goodwill. Total capital includes the allowance for loan losses (up to a certain amount), perpetual preferred stock (not included in Tier 1), hybrid capital instruments, term subordinated debt and intermediate-term preferred stock. Risk adjusted assets are assets adjusted for categories of on and off-balance sheet credit risk.

As of December 31, 2004 the most recent notification from the OCC categorized the Bank as *well capitalized* under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There were no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and Bank's actual capital amounts and ratios compared to required regulatory amounts and ratios are presented below:

	Actual		Minimum Required For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Purposes	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:						
The Company						
Total Capital to Risk Weighted Assets	$ 33,958,000	14.91%	$ 18,220,000	8%	N/A	N/A
Tier I Capital to Risk Weighted Assets	32,568,000	14.30	9,110,000	4	N/A	N/A
Tier I Capital to Average Assets	32,568,000	7.61	17,119,000	4	N/A	N/A
The Bank						
Total Capital to Risk Weighted Assets	$ 31,104,000	13.70%	$ 18,163,000	8%	$22,704,000	10%
Tier I Capital to Risk Weighted Assets	29,714,000	13.09	9,080,000	4	13,620,000	6
Tier I Capital to Average Assets	29,714,000	6.95	17,102,000	4	21,377,000	5
As of December 31, 2003:						
The Company						
Total Capital to Risk Weighted Assets	$ 30,343,000	15.05%	$ 16,129,000	8%	N/A	N/A
Tier I Capital to Risk Weighted Assets	29,193,000	14.48	8,064,000	4	N/A	N/A
Tier I Capital to Average Assets	29,193,000	7.62	15,324,000	4	N/A	N/A
The Bank						
Total Capital to Risk Weighted Assets	$ 27,642,000	13.54%	$ 16,332,000	8%	$20,415,000	10%
Tier I Capital to Risk Weighted Assets	26,493,000	12.98	8,164,000	4	12,246,000	6
Tier I Capital to Average Assets	26,493,000	6.85	15,470,000	4	19,338,000	5

NOTE R – FAIR VALUE OF FINANCIAL INSTRUMENTS AND INTEREST RATE RISK

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Management uses its best judgement in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction at either December 31, 2004 or 2003. The estimated fair value amounts for 2004 and 2003 have been measured as of their respective year-ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

The information presented should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only required for a limited portion of the Company's assets and liabilities. Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Company's disclosures and those of other companies or banks may not be meaningful.

The fair value of the Federal Home Loan Bank stock, Federal Reserve Bank stock and other restricted stock is estimated to equal the carrying value, due to the historical experience that these stocks are redeemed at par.

The fair value of securities is based on quoted market prices or dealer quotes, if available, or if not available, on dealer quotes for similar instruments.

The fair value of loans held for sale is based on quoted market prices.

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as residential mortgages, commercial mortgages, construction mortgages, commercial, installment and other loans. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and nonperforming categories.

Fixed rate loans were priced using the discounted cash flow method. The fair value was determined using a discount rate equivalent to the prevailing market interest rate for similar loans.

Variable rate loans were valued at carrying value due to the frequent repricing characteristics of the portfolio. The remaining portfolio, such as collateral, home equity lines and overdraft protection loans were valued at carrying value due to the frequent repricing characteristics of the portfolios. The fair value of fees associated with off-balance-sheet lending commitments is based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties' credit standings.

Nonperforming loans were valued using either the discounted cash flow method or collateral value, if collateral dependent. Discounted cash flows were determined using a discount rate commensurate with the anticipated risks and repayment period.

The fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, and money market accounts, is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit and other borrowings is based on the discounted value of contractual cash flows that applies interest rates currently offered or that would be paid for deposits or borrowings of similar remaining maturities to a schedule of aggregate expected maturities.

Cash and due from banks, federal funds sold, interest income receivable, and short-term borrowings are short-term, and therefore, book value is a reasonable estimate of fair value.

The recorded book balances and estimated fair values of the Company's financial instruments at December 31, 2004 and 2003 are as follows:

	2004		2003	
	Book Value	Estimated Fair Value	Book Value	Estimated Fair Value
Financial Assets:				
Cash and due from banks	$ 12,222,713	$ 12,222,713	$ 12,702,308	$ 12,702,308
Available for sale securities	173,793,755	173,793,755	171,047,150	171,047,150
Held to maturity securities	70,946	70,196	117,806	119,021
Federal Home Loan Bank stock	3,182,900	3,182,900	2,389,800	2,389,800
Federal Reserve Bank stock	225,850	225,850	225,850	225,850
Other restricted stock	50,000	50,000	50,000	50,000
Loans, net	217,028,751	216,378,253	190,579,182	192,952,243
Accrued interest receivable	2,005,064	2,005,064	1,994,544	1,994,544
Financial Liabilities:				
Savings deposits	57,934,199	57,934,199	54,616,381	54,616,381
Money market and demand deposits	156,995,454	156,995,454	152,977,084	152,977,084
Time certificates of deposit	85,917,726	86,551,569	95,963,022	97,502,746
Federal Home Loan Bank advances	29,500,000	29,191,357	35,200,000	35,289,499
Repurchase agreements with financial institutions	59,900,000	59,102,882	24,000,000	24,079,193
Repurchase agreements with customers	209,588	209,588	-	-
Subordinated debt	7,011,000	7,011,000	7,011,000	7,011,000

Loan commitments on which the committed interest rate is less than the current market rate are insignificant at December 31, 2004 and 2003.

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Bank's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

NOTE S – OTHER COMPREHENSIVE INCOME

Other comprehensive income, which is comprised solely of the change in unrealized gains and losses on available for sale securities, is as follows:

	2004		
	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Unrealized holding losses arising during the period	$(1,650,222)	$ 561,212	$(1,089,010)
Less: reclassification adjustment for gains recognized in net income	(34,450)	11,713	(22,737)
Unrealized holding loss on available for sale securities, net of taxes	$(1,685,072)	$ 572,925	$(1,112,147)

	2003		
	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Unrealized holding losses arising during the period	$(1,329,208)	$ 451,930	$(877,278)
Less: reclassification adjustment for gains recognized in net income	(293,021)	99,627	(193,394)
Unrealized holding loss on available for sale securities, net of taxes	$(1,622,229)	$ 551,557	$ (1,070,672)

	2002		
	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Unrealized holding gains arising during the period	$ 1,566,755	$ (532,696)	$ 1,034,059
Less reclassification adjustment for gains recognized in net income	(134,985)	45,895	(89,090)
Unrealized holding gain on available for sale securities, net of taxes	$ 1,431,770	$ (486,801)	$ 944,969

NOTE T – FIRST LITCHFIELD FINANCIAL CORPORATION PARENT COMPANY ONLY FINANCIAL INFORMATION

FIRST LITCHFIELD FINANCIAL CORPORATION
CONDENSED BALANCE SHEETS

	December 31, 2004	December 31, 2003
Assets		
Cash and due from banks	$ 2,655,571	$ 2,574,569
Investment in The First National Bank of Litchfield	28,491,104	26,382,561
Investment in First Litchfield Statutory Trust	211,000	211,000
Other assets	487,925	357,843
Total Assets	$ 31,845,600	$ 29,525,973
Liabilities and Shareholders' Equity		
Liabilities:		
Subordinated debt	$ 7,011,000	$ 7,011,000
Other liabilities	288,927	232,042
Total Liabilities	7,299,927	7,243,042
Shareholders' equity	24,545,673	22,282,931
Total Liabilities and Shareholders' Equity	$ 31,845,600	$ 29,525,973

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31, 2004	2003	2002
Dividends from subsidiary	$ 955,000	$ 908,000	$ 684,000
Other expenses, net	392,822	220,494	49,433
Income before taxes and equity in earnings of subsidiary	562,178	687,506	634,567
Income tax benefit	133,366	74,968	16,807
Income before equity in undistributed earnings of subsidiary	695,544	762,474	651,374
Equity in undistributed earnings of subsidiary	3,220,691	2,023,950	1,544,335
Net income	$3,916,235	$2,786,424	$2,195,709

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2004	2003	2002
Cash flows from operating activities:			
Net Income	$3,916,235	$ 2,786,424	$ 2,195,709
Adjustments to reconcile net income to cash provided by operating activities:			
Equity in undistributed earnings of subsidiary	(3,220,691)	(2,023,950)	(1,544,335)
Other, net	31,129	(4,645)	3,793
Cash provided by operating activities	726,673	757,829	655,167
Cash flows from investing activities:			
Investment in First Litchfield Statutory Trust	-	(211,000)	-
Investment in The First National Bank of Litchfield	-	(4,800,000)	-
Cash used in investing activities	-	(5,011,000)	-
Cash flows from financing activities:			
Stock options exercised	280,782	255,530	219,934
Distribution in cash for fractional shares of common stock	(6,392)	(4,465)	(3,280)
Proceeds from issuance of subordinated debt	-	7,011,000	-
Debt issuance costs	-	(204,000)	-
Dividends paid on common stock	(920,061)	(715,949)	(667,904)
Cash (used in) provided by financing activities	(645,671)	6,342,116	(451,250)
Net increase in cash and cash equivalents	81,002	2,088,945	203,917
Cash and cash equivalents at the beginning of the year	2,574,569	485,624	281,707
Cash and cash equivalents at the end of the year	$2,655,571	$2,574,569	$ 485,624

ITEM 9 -- CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with the accountants of the Company or the Bank during the 24 month period prior to December 31, 2004, or subsequently.

ITEM 9A -- CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act report is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e). In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit of possible controls and procedures.

Within 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

There are no changes in the Company's internal control over financial reporting that occurred during the Company's fourth quarter of 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B -- OTHER INFORMATION

None.

PART III

ITEM 10 - DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by Items 401 and 405 of Regulation S-K is incorporated into this Form 10-K by reference to the Company's Definitive Proxy Statement (*the "Definitive Proxy Statement"*) for its 2005 Annual Meeting of Shareholders.

Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company's Chief (Principal) Executive Officer and Chief (Principal) Financial Officer. Such Code of Ethics may be obtained by any person, without charge, upon request, by writing to: Carroll A. Pereira, Treasurer, First Litchfield Financial Corporation, 13 North Street, Litchfield, CT 06759.

ITEM 11 -- EXECUTIVE COMPENSATION

The information required by Item 402 of Regulation S-K is incorporated into this Form 10-K by reference to the Definitive Proxy Statement.

ITEM 12 -- SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 201(d) and Item 403 of Regulation S-K is incorporated into this Form 10-K by reference to the Definitive Proxy Statement.

ITEM 13 --CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 404 of Regulation S-K is incorporated into this Form 10-K by reference to the Definitive Proxy Statement.

ITEM 14 -- PRINCIPAL ACCOUNTANT FEES AND SERV ICES

The information required by Item 9(e) of Schedule 14A is incorporated into this Form 10-K by reference to the Company's Definitive Proxy Statement.

PART IV

ITEM 15 -- EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

A. EXHIBITS – EXHIBIT INDEX

Exhibit No.	Exhibit
3.1	Certificate of Incorporation of First Litchfield Financial Corporation, as amended. Exhibit is incorporated by reference to Exhibit 3.1 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
3.2	Bylaws of First Litchfield Financial Corporation, as amended. Exhibit is incorporated by reference to Exhibit 3.2 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
4.	Specimen Common Stock Certificate. Exhibit is incorporated by reference to Exhibit 4. set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
10.1	1990 Stock Option Plan for Company's President and Chief Executive Officer, as amended. Exhibit is incorporated by reference to Exhibit 10.1 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
10.2	1994 Stock Option Plan for Officers and Outside Directors. Exhibit is incorporated by reference to Exhibit 10.2 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
10.3	Supplemental Executive Retirement Agreement between Company and Jerome J. Whalen. Exhibit is incorporated by reference to Exhibit 10.3 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
10.4	Change in Control Agreement between Jerome J. Whalen and Company. Exhibit is incorporated by reference to Exhibit 10.4 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
10.5	Change in Control Agreement between Philip G. Samponaro and Company. Exhibit is incorporated by reference to Exhibit 10.5 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
10.6	Change in Control Agreement between Carroll A. Pereira and Company. Exhibit is incorporated by reference to Exhibit 10.6 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
10.7	Change in Control Agreement between John S. Newton and Company. Exhibit is incorporated by reference to Exhibit 10.7 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
10.8	Change in Control Agreement between Revere H. Ferris and Company. Exhibit is incorporated by reference to Exhibit 10.8 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
10.9	Supplemental Employee Retirement Agreement between the Company and Walter Hunt. Exhibit is incorporated by reference to Exhibit 10.9 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
10.10	Deferred Directors' Fee Plan. Exhibit is incorporated by reference to Exhibit 10.10 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.
10.11	Form of Employee Change in Control Agreement. Exhibit is incorporated by reference to Exhibit 10.11 set forth in the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on January 7, 2000.

10.12 Executive Supplemental Compensation Agreement dated November 21, 2000 between the Company and Jerome J. Whalen. Exhibit is incorporated by reference to Exhibit 10.12 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.13 Split Dollar Agreement with Salisbury Bank as Trustee dated November 21, 2000. Exhibit is incorporated by reference to Exhibit 10.13 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.14 The Rabbi Trust Agreement with Salisbury Bank as Trustee dated November 21, 2000. Exhibit is incorporated by reference to Exhibit 10.14 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.15 The First National Bank of Litchfield Executive Incentive Retirement Agreement between Jerome J. Whalen and the Bank dated December 28, 2000. Exhibit is incorporated by reference to Exhibit 10.15 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.16 The First National Bank of Litchfield Executive Incentive Retirement Agreement between Carroll A. Pereira and the Bank dated November 30, 2000. Exhibit is incorporated by reference to Exhibit 10.16 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.17 The First National Bank of Litchfield Executive Incentive Retirement Agreement between Philip G. Samponaro and the Bank dated December 19, 2000. Exhibit is incorporated by reference to Exhibit 10.17 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.18 The First National Bank of Litchfield Executive Incentive Retirement Agreement between Revere H. Ferris and the Bank dated November 30, 2000. Exhibit is incorporated by reference to Exhibit 10.18 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.19 The First National Bank of Litchfield Executive Incentive Retirement Agreement between John S. Newton and the Bank dated December 21, 2000. Exhibit is incorporated by reference to Exhibit 10.19 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.20 The First National Bank of Litchfield Director Incentive Retirement Agreement between Charles E. Orr and the Bank dated November 29, 2000. Exhibit is incorporated by reference to Exhibit 10.20 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.21 The First National Bank of Litchfield Director Incentive Retirement Agreement between Patricia D. Werner and the Bank dated November 30, 2000. Exhibit is incorporated by reference to Exhibit 10.21 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.22 The First National Bank of Litchfield Director Incentive Retirement Agreement between Clayton L. Blick and the Bank dated December 4, 2000. Exhibit is incorporated by reference to Exhibit 10.22 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.23 The First National Bank of Litchfield Director Incentive Retirement Agreement between George M. Madsen and the Bank dated December 7, 2000. Exhibit is incorporated by reference to Exhibit 10.23 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.24 The First National Bank of Litchfield Director Incentive Retirement Agreement between William J. Sweetman and the Bank dated December 20, 2000. Exhibit is incorporated by reference to Exhibit 10.24 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.25 The First National Bank of Litchfield Director Incentive Retirement Agreement between H. Ray Underwood and the Bank dated December 20, 2000. Exhibit is incorporated by reference to Exhibit 10.25 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.26 The First National Bank of Litchfield Director Incentive Retirement Agreement between Bernice D. Fuessenich and the Bank dated December 21, 2000. Exhibit is incorporated by reference to Exhibit 10.26 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.27 The First National Bank of Litchfield Director Incentive Retirement Agreement between Thomas A. Kendall and the Bank dated December 26, 2000. Exhibit is incorporated by reference to Exhibit 10.27 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.28 The First National Bank of Litchfield Director Incentive Retirement Agreement between Ernest W. Clock and the Bank dated December 26, 2000. Exhibit is incorporated by reference to Exhibit 10.28 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.29 The First National Bank of Litchfield Director Incentive Retirement Agreement between Perley H. Grimes and the Bank dated December 27, 2000. Exhibit is incorporated by reference to Exhibit 10.29 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.30 The First National Bank of Litchfield Director Incentive Retirement Agreement between John H. Field and the Bank dated December 4, 2000. Exhibit is incorporated by reference to Exhibit 10.30 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on April 2, 2001.

10.31 Early Retirement Agreement between Jerome J. Whalen and The First National Bank of Litchfield dated April 2, 2002. Exhibit is incorporated by reference to Exhibit 10.31 set forth in the Company's 10-QSB for the quarter ended March 31, 2002 as filed with the Securities and Exchange Commission on May 14, 2002.

10.32 Executive Change in Control Agreement between Joseph J. Greco and the Company and the Bank. Exhibit is incorporated by reference to Exhibit 10.32 set forth in the Company's 10-QSB for the quarter ended June 30, 2002 as filed with the Securities and Exchange Commission on August 13, 2002.

10.33 Executive Change in Control Agreement between Carroll A. Pereira and the Company and the Bank. Exhibit is incorporated by reference to Exhibit 10.33 set forth in the Company's 10-QSB for the quarter ended June 30, 2002 as filed with the Securities and Exchange Commission on August 13, 2002.

10.34 Executive Change in Control Agreement between Philip G. Samponaro and the Company and the Bank. Exhibit is incorporated by reference to Exhibit 10.34 set forth in the Company's 10-QSB for the quarter ended June 30, 2002 as filed with the Securities and Exchange Commission on August 13, 2002.

10.35 Executive Change in Control Agreement between John S. Newton and the Company and the Bank. Exhibit is incorporated by reference to Exhibit 10.35 set forth in the Company's 10-QSB for the quarter ended June 30, 2002 as filed with the Securities and Exchange Commission on August 13, 2002.

10.36 Executive Change in Control Agreement between Revere H. Ferris and the Company and the Bank. Exhibit is incorporated by reference to Exhibit 10.36 set forth in the Company's 10-QSB for the quarter ended June 30, 2002 as filed with the Securities and Exchange Commission on August 13, 2002.

10.37 Form of Employee Change in Control Agreement. Exhibit is incorporated by reference to Exhibit 10.37 set forth in the Company's 10-QSB for the quarter ended June 30, 2002 as filed with the Securities and Exchange Commission on August 13, 2002.

10.37.1 The First National Bank of Litchfield Director Incentive Retirement Agreement between Alan B. Magary and the Bank dated December 19, 2002. Exhibit is incorporated by reference to Exhibit 10.38 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on March 31, 2003.

10.38 The First National Bank of Litchfield Director Incentive Retirement Agreement between Gregory S. Oneglia and the Bank dated December 19, 2002. Exhibit is incorporated by reference to Exhibit 10.39 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on March 31, 2003.

10.39 The First National Bank of Litchfield Executive Incentive Retirement Agreement between Joseph J. Greco and the Bank dated December 19, 2002. Exhibit is incorporated by reference to Exhibit 10.40 set forth in the Company's Annual Report in Form 10-KSB for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on March 31, 2003.

10.41 Executive Change in Control Agreement between Joseph J. Greco and the Company and the Bank. Exhibit is incorporated by reference to Exhibit 10.41 set forth in the Company's 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.

10.42 Executive Change in Control Agreement between Carroll A. Pereira and the Company and the Bank. Exhibit is incorporated by reference to Exhibit 10.42 set forth in the Company's 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.

10.43 Executive Change in Control Agreement between Revere H. Ferris and the Company and the Bank. Exhibit is incorporated by reference to Exhibit 10.43 set forth in the Company's 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.

10.44 Executive Change in Control Agreement between John S. Newton and the Company and the Bank. Exhibit is incorporated by reference to Exhibit 10.44 set forth in the Company's 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.

10.45 Executive Change in Control Agreement between Philip G. Samponaro and the Company and the Bank. Exhibit is incorporated by reference to Exhibit 10.45 set forth in the Company's 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.

10.46 Form of Employee Change in Control Agreement. Exhibit is incorporated by reference to Exhibit 10.46 set forth in the Company's 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.

10.47 Split dollar life agreement between Joelene E. Smith and the Company. Exhibit is incorporated by reference to Exhibit 10.47 set forth in the Company's 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.

10.48 Split dollar life agreement between Laura R. Szablak and the Company. Exhibit is incorporated by reference to Exhibit 10.48 set forth in the Company's 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.

10.49 Split dollar life agreement between Patricia A. Carlson and the Company. Exhibit is incorporated by reference to Exhibit 10.49 set forth in the Company's 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.

10.50 Split dollar life agreement between Kathleen McGarry and the Company. Exhibit is incorporated by reference to Exhibit 10.50 set forth in the Company's 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.

10.51 Split dollar life agreement between Cynthia Showalter and the Company. Exhibit is incorporated by reference to Exhibit 10.51 set forth in the Company's 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.

10.52 Amended and Restated Declaration of Trust of First Litchfield Statutory Trust I. Exhibit is incorporated by reference to Exhibit 10.52 set forth in the Company's 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.

10.53 Indenture for the Company's Floating Rate Junior Subordinated Deferrable Interest Debentures due 2033. Exhibit is incorporated by reference to Exhibit 10.53 set forth in the Company's 10-QSB for the quarter ended June 30, 2003 as filed with the Securities and Exchange Commission on August 13, 2003.

10.54 The First National Bank of Litchfield Executive Incentive Retirement Agreement between Joelene E. Smith and the Bank dated December 22, 2003. Exhibit is incorporated by reference to Exhibit 10.54 set forth in the Company's 10-KSB for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on March 30, 2004.

10.55 Early Retirement Agreement between Philip G. Samponaro and The First National Bank of Litchfield dated January 26, 2004. Exhibit is incorporated by reference to Exhibit 10.55 set forth in the Company's 10-KSB for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on March 30, 2004.

10.56 The First National Bank of Litchfield Director Incentive Retirement Agreement between Kathleen A. Kelley and the Bank dated September 1, 2004. Exhibit is incorporated by reference to Exhibit 10.56 set forth in the Company's 10-QSB for the quarter ended September 30, 2004 as filed with the Securities and Exchange Commission on November 14, 2004.

10.57 Amendment to The First National Bank of Litchfield Director Incentive Retirement Agreement between Alan B. Magary and the Bank dated August 26, 2004. Exhibit is incorporated by reference to Exhibit 10.57 set forth in the Company's 10-QSB for the quarter ended September 30, 2004 as filed with the Securities and Exchange Commission on November 14, 2004.

21. List of Subsidiaries of First Litchfield Financial Corporation

23. Consent of McGladrey & Pullen, LLP.

31.1 Certification of Chief Executive Officer of the Company.

31.2 Certification of Chief Financial Officer of the Company.

32.0 Certification of Chief Executive Officer and the Chief Financial Officer of the Company, pursuant to 18 U.S.C. ss.1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2005

FIRST LITCHFIELD FINANCIAL CORPORATION

By: /s/ Joseph J. Greco
Joseph J. Greco, President and
Chief Executive Officer

Dated: March 31, 2005

By: /s/ Carroll A. Pereira
Carroll A. Pereira,
Principal Accounting Officer
and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Joseph J. Greco Joseph J. Greco	President, Chief Executive Officer and Director	3/31/05
/s/ Clayton L. Blick Clayton L. Blick	Director	3/31/05
/s/ Perley H. Grimes,Jr. Perley H. Grimes, Jr.	Director	3/31/05
/s/ Kathleen A. Kelley Kathleen A. Kelley	Director	3/31/05
/s/ Thomas A. Kendall Thomas A. Kendall	Director	3/31/05
/s/ George M. Madsen George M. Madsen	Director	3/31/05
/s/ Alan B. Magary Alan B. Magary	Director	3/31/05
/s/ Gregory Oneglia Gregory Oneglia	Director	3/31/05
/s/ Charles E.Orr Charles E. Orr	Director	3/31/05
/s/ William J. Sweetman William J. Sweetman	Director	3/31/05
/s/ H. Ray Underwood H. Ray Underwood	Director	3/31/05
/s/ Patricia D. Werner Patricia D. Werner	Director	3/31/05

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The First National Bank of Litchfield Officers

Charles E. Orr
Chairman of the Board

Joseph J. Greco
President & Chief Executive Officer

George M. Madsen
Secretary

Revere H. Ferris
Senior Vice President &
Senior Loan Officer

John S. Newton
Senior Vice President &
Senior Trust Officer

Carroll A. Pereira
Senior Vice President &
Chief Financial Officer

Joelene E. Smith
Senior Vice President –
Bank Operations

Stephen M. Riley, II
Assistant Secretary - Compliance &
CRA Officer

Edgar S. Auchincloss
Vice President - Senior
Commercial Loan Officer

Patricia A. Carlson
Vice President & Trust Officer

Celeste F. Echlin
Vice President - Commercial
Lending Officer

Cheryl J. Federico
Vice President - Residential Mortgage

Joseph S. Fiducia
Vice President & Investment Manager

Rene F. Fisher
Vice President – Commercial
Loan Officer

Lourena G. Helt
Vice President & Branch Manager –
Torrington North

Donald F. Hunt, Sr.
Vice President – Residential
Mortgage Loan Officer

Thomas J. Mango
Vice President – Commercial
Loan Officer

Kathleen K. McGarry
Vice President & Branch Manager -
Washington Depot

David L. Oliver
Vice President - Retail Banking

Gina B. Scherbner
Vice President & Branch Manager –
Litchfield

Cynthia H. Showalter
Vice President - Branch Administration

Arthur W. Stowe
Vice President & Trust Officer

Laura R. Szablak
Vice President & Controller

Dawn P. White
Vice President & Branch Manager -
Marble Dale

Lauren D. Barstow
Assistant Vice President & Branch
Manager - Goshen

Lisa A. Burgess
Assistant Vice President –
Manager Loan Operations

Elizabeth A. Gentry
Assistant Vice President –
ECommerce Manager

James F. Matthiessen
Assistant Vice President & IT Manager

Claudia A. Neri
Assistant Vice President &
Branch Manager - Torrington Fair

Linda L. Stanley
Assistant Vice President &
Branch Manager - Roxbury

Karen L. Laliberte
Assistant Secretary & Human
Resource Manager

Pamela P. Wray
Assistant Vice President & Trust Officer

Coral W. Ozerhoski
Trust Officer

Dana E. DiBrino
Trust Administrator

Laura L. Girolimon
Commercial Loan Operations Officer

Melynda C. Good
Consumer Loan Officer

Mari C. Acton
Banking Officer & Assistant Branch
Manager - Washington Depot

Robert A. Britton
Banking Officer & Assistant Branch
Manager -Torrington North

Lynn M. Cossette
Banking Officer & Assistant Branch
Manager - Litchfield

Diane R. Fumire
Banking Officer & Assistant Branch
Manager - Torrington Fair

Directors

Clayton L. Blick
Partner in the Law Firm of
Cramer & Anderson LLP

Joseph J. Greco
President of the Company and the Bank

Perley H. Grimes, Jr.
Partner in the Law Firm of
Cramer & Anderson LLP

Kathleen A. Kelley
CPA, Member - Kelley & Company, LLC

Thomas A. Kendall
Partner and COO, Five Mile Capital
Partners LLC

George M. Madsen
Retired. Formerly served as President of
Roxbury Associates, Inc.

Alan B. Magary
Retired airline executive and consultant

Gregory S. Oneglia
Vice-Chairman of O&G Industries, Inc.

Charles E. Orr
Retired. Formerly served as President of
New Milford Volkswagen, Inc.

William J. Sweetman
President and owner of Dwan &
Company, Inc.

H. Ray Underwood
Secretary and Treasurer of
Underwood Services, Inc.

Patricia D. Werner
Head of School,
Washington Montessori School

OFFICERS FIRST LITCHFIELD FINANCIAL CORPORATION

Joseph J. Greco
President & Chief Executive Officer

Carroll A. Pereira
Treasurer

George M. Madsen
Secretary

Stephen M. Riley, II
Assistant Secretary

The First National Bank of Litchfield Advisory Committees

Litchfield/Morris

John Acerbi
Paul D. Aziz
Parker Boylan
Robert Clark
Louis G. Donne, Jr.
Mary Fabbri
Peter R. L. Faber
John Fahey, Jr.
Sidney Koch
Peter Koutroumanis
Leo Paul
Michael Rybak
Richard P. Skilton
Danuta Thibodeau
Alan G. Towne
Robert J. VanWyck

Goshen/Cornwall

Dr. John Barrett
John F. Boyd
J. Dave Garvey
Louise Houk
Edward Kenniston
Johanna B. Kimball
Martin Marola
J. Christopher Nichols
Charles W. Olsen
Donald E. Pardon

Washington/Marble Dale/Roxbury

Michael Ackerman
Percy R. Allmand
Valerie Anderson
Thomas W. Farmen
Philip M. Farmer
Rev. Robert L. Ficks III
Susan G. Graham
Robert H. Hackney, Jr.
Barbara Henry
Robert Meier
David Miles
Rev. David Peters
Susan Schoon
Richard C. Sears
Joanna Seitz
Stephen G. Solley
Seymour Surnow

Torrington

Jack Baer
Jeff Borghesi
Dino Casali
David Dean
David Finn
Dr. Jedd Levine
Daniel J. McIntyre
Gregory L. Mele
Michael Nejaime
Owen Quinn
Guy Rovezzi
Alan Seitz
Bill Taylor
Ray Turri

MAIN OFFICE
13 North Street
Litchfield, Connecticut 06759
Phone: 860-567-8752
www.fnbl.com

OFFICES

Routes 4 & 63
Goshen, Connecticut
860-491-4001

Route 67
Roxbury, Connecticut
860-350-3199

990 Torringford Street
Torrington, Connecticut
860-489-0007

397 Main Street
Torrington, Connecticut
860-626-1900

Route 202
Marble Dale, Connecticut
860-868-7337

Bryan Plaza
Washington Depot, Connecticut
860-868-7386

Trust Department
40 West Street
Litchfield, Connecticut
860-567-6411

Cover from an original watercolor by Jocelyn Regenbogen

The First National Bank of Litchfield

Full Service Banking... With A Personal Touch



FIRST LITCHFIELD FINANCIAL CORPORATION AND ITS SUBSIDIARY

THE FIRST NATIONAL BANK OF LITCHFIELD

13 NORTH STREET, LITCHFIELD, CONNECTICUT